Charter Financial
CORPORATION

ANNUAL REPORT 2004

STRATEGIES TO INCREASE VALUE:

Expand Retail Franchise

Efficiently Utilize Capital

Manage Equity Investment

Charter Financial Corporation Profile

Charter Financial Corporation is a savings and loan holding company and parent of 50-year-old CharterBank, a full-service community bank and a federal savings institution. The bank is headquartered in West Point, Georgia, and operates eight full-service branches on the I-85 corridor from LaGrange, Georgia, to Auburn, Alabama.

Charter Financial's growth strategy is composed of three primary elements: build the CharterBank retail franchise; manage substantial holdings in Freddie Mac common stock and leverage its strong capital base to increase shareholder value. On a consolidated basis, Charter Financial Corporation owns 4.6 million shares of Freddie Mac common stock with an unrealized gain of approximately $294.2 million at September 30, 2004. Charter Financial's near-term plans are to solidify and expand its presence in the growing communities of Auburn-Opelika and LaGrange by capturing additional market share, primarily through a convenience and service strategy.

Charter Financial Corporation and its subsidiary CharterBank operate under a mutual holding company structure with approximately 20% of Charter Financial's stock held by public shareholders. The Federal Deposit Insurance Corporation insures CharterBank's deposits.

Letter to Shareholders:

Strategies to Increase Value



ROBERT L. JOHNSON
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Dear Fellow Shareholder:

In 2004 we marked, with a solid performance, our 50th year of serving the banking needs of our customers in east Alabama and west Georgia. We continued to execute on our three part strategy to grow our retail bank, to manage our Freddie Mac stock position and to administer our strong capital base to create shareholder value.

Financially, it was a year of substantial improvement. Earnings rose to 42 cents per share from 16 cents the year earlier. Revenue jumped 32% led by net interest income growth. Non-interest income was also higher and expenses declined. The dividend paid to public shareholders increased to $1.10 per share compared to 60 cents. Our stock closed the calendar year at $43.72 per share.

Growing the bank

We continued our success in increasing the earnings power of the bank's balance sheet. Loans grew by 8% year over year and, while total deposits were level, the proportion of core deposits increased to 46% from 36%. Deposit fees increased 48% to $2.5 million. Gains on mortgage loan sales met internal targets but were less than the prior year due to higher interest rates and lower refinance activity.

Managing the Freddie Mac stock

On a consolidated basis, the company owns approximately 4.6 million shares of Freddie Mac common stock. The stock, which was purchased in the middle part of the 1980's, now has an unrealized gain of $294 million. On an after tax basis, the unrealized gain constitutes 66% of the company's total capital.

Although we take an active approach to the management of the Freddie Mac asset, current tax rates and regulatory issues generally create a bias toward holding the stock. The favorable Federal tax treatment of dividends allows us to pass some of the value of the Freddie Mac investment through to our shareholders in a tax efficient way.

During the last year we piloted a call writing program to see if it could generate additional fee income and help us manage the proportion of our equity capital that is bound up in the Freddie Mac stock position. The pilot involved writing call options against 250,000 shares of the Freddie Mac stock. During the year, options on 35,000 shares were exercised and the company recorded a gain of $2.1 million. We increased the number of shares in the program to 400,000 shares for 2005.

Efficiently Utilizing our Capital
The third prong of our strategy is to effectively use our strong capital base in ways that create greater shareholder value. The first thing we look for are opportunities to put our capital in value-driven investments that can help us grow our earnings. We pursued that strategy in 2003 when we acquired Eagle Bank of Alabama.

There were no attractive acquisitions available to us in 2004, so we looked at other alternatives and decided to increase the dividend to 25 cents per share. Share repurchases are also in the mix of possible capital deployments. However, when our 80% shareholder, First Charter MHC, waives its right to a dividend it strongly benefits public shareholders.

Near Term Strategies
We will continue to strengthen our bank franchise along the I-85 corridor southwest of Atlanta and to work toward our aggressive revenue and market share goals. A new branch will open in LaGrange in early 2005. Located in the Home Depot complex, we expect our strategy of high quality service with extended hours, high capacity drive-ins and drive-up ATM's to compete strongly for consumer and commercial business. In addition, we will adjust our branch map in the Auburn and Opelika, Alabama market to improve our locations and create more attractive and convenient customer venues.

While we will continue to drive toward revenue goals, we are also highly focused on an operations strategy to improve the efficiency and effectiveness of our bank operations. Just before we open the new LaGrange branch in early 2005, we will convert to a new data processing system. Together with revised procedures and work flows, we expect to deliver more personalized customer service and realize hard dollar savings from back room operations. Also, we plan to consolidate our management and operations personnel into a single building whereas, currently, we are spread across 6 different locations.

Fortunately, our company is blessed with much strength, which we use to create good results for shareholders. However, we have our challenges also. Like most banks and financial service companies, the competition gets more intense and the ability to differentiate from the competition becomes more difficult each year. Also, as a small public company, Charter Financial is grappling with the sky-high costs of time and money involved with implementing the financial controls documentation required by Section 404 of the Sarbanes-Oxley Act of 2002.

Charter Financial Corporation's strong showing in 2004 - our second full year as a public company - is a testament to the hard work of the fine women and men who pour their working lives into our company. Our team, from the Board of Directors to our management, staff and strategic vendors, all contribute to the success we enjoy from the teller line to the bottom line. My heart-felt thanks go out to all of them, and to our customers and our shareholders for their continued support.

Sincerely,

Robert L. Johnson
President and Chief Executive Officer

Our Board of Directors



THOMAS M. LANE

DAVID L. STROBEL

DAVID ZIMRI CAUBLE, III

WILLIAM B. HUDSON

ROBERT L. JOHNSON

JOHN W. JOHNSON, JR.

JANE W. DARDEN

SELECTED FINANCIAL DATA

The summary information presented below at September 30 and for each of the years presented is derived in part from the consolidated financial statements of Charter Financial. The following information is only a summary, and you should read it in conjunction with our consolidated financial statements and notes beginning on page 44.

	At September 30,				
	2004	2003	2002	2001	2000
			(In thousands)		
Selected Financial Data: (1)					
Total assets	$1,068,201	$1,000,495	$ 982,563	$ 894,920	$ 920,962
Loans receivable, net(2)	316,151	292,553	208,654	224,591	253,467
Investment and mortgage securities available for sale(3)	400,513	416,061	467,999	326,614	381,590
Freddie Mac common stock & other equity securities	300,430	242,904	260,215	302,623	251,661
Retail deposits	245,464	229,649	173,078	163,982	144,482
Total deposits	279,575	279,386	210,746	200,355	274,371
Deferred income taxes	111,603	88,196	96,040	112,379	92,120
Total borrowings	392,789	388,441	410,963	309,424	352,219
Total retained earnings	63,626	59,190	58,225	56,058	51,029
Accumulated other comprehensive income(4)	180,359	143,941	155,961	180,858	139,900
Total equity	272,500	230,359	249,166	236,916	190,929
Allowance for loan losses	6,623	6,780	5,179	5,290	6,346
Non-performing assets	6,318	5,808	3,683	2,746	3,461

	For the Years Ended September 30,				
	2004	2003	2002	2001	2000
			(In thousands)		
Selected Operating Data: (1)					
Interest and dividend income	$ 38,813	$ 34,335	$ 37,740	$ 48,071	$ 53,949
Interest expense	17,068	18,805	21,845	31,645	36,647
Net interest income	21,745	15,530	15,895	16,426	17,302
Provision for loan losses	30	25	250	500	1,410
Net interest and dividend income after provision for loan losses	21,715	15,505	15,645	15,926	15,892
Total noninterest income	6,508	5,733	1,939	1,652	1,949
Total noninterest expenses	17,156	18,064	14,200	11,416	15,943
Income before provision for income taxes	11,067	3,174	3,384	6,162	1,898
Income tax expense	2,850	83	484	1,406	1,260
Net income	$ 8,217	$ 3,091	$ 2,900	$ 4,756	$ 638
Basic earnings per share	$ 0.42	$ 0.16	$ 0.15		
Fully Diluted earnings per share	$ 0.42	$ 0.16	$ 0.15		
Dividends declared per share	$ 1.10	$ 0.60	$ 0.20		

(1) Reflects assets and liabilities transferred in reorganization on October 16, 2001 and income and expenses related thereto.

(2) Loans are shown net of deferred loan (fees) costs and allowance for loan losses and exclude loans held for sale.

(3) Includes all CharterBank investment and mortgage securities available for sale excluding Freddie Mac common stock.

(4) Consists of unrealized holding gains and losses on Freddie Mac common stock, investments, mortgage-backed securities and collateralized mortgage obligations classified as available for sale, net of income taxes.

	At or for the Years Ended September 30,				
	2004	2003	2002	2001	2000
Selected Financial Ratios and Other Data(5):					
Performance:					
Return on realized assets(6)	1.06%	0.43%	0.40%	0.75%	0.09%
Return on average assets	0.79	0.32	0.29	0.50	0.07
Comprehensive return on average assets(7)	4.28	(0.91)	(2.17)	4.84	0.59
Return on realized equity(6)	9.16	3.46	2.22	8.54	1.18
Return on average equity	3.23	1.26	.93	1.94	0.38
Comprehensive return on average equity(8)	17.57	(3.64)	(7.06)	18.65	3.13
Average equity to average assets	24.35	25.07	30.71	25.96	18.90
Equity to total assets at end of period	25.51	23.02	25.36	26.47	20.73
Average interest rate spread(9)	1.20	0.49	0.10	(0.34)	0.37
Net interest margin(9)(10)	2.14	1.62	1.67	1.83	1.99
Average interest-earning assets to average interest-bearing liabilities	1.55x	1.57x	1.69x	1.61x	1.38x
Total noninterest expense to average assets	1.64%	1.85%	1.40%	1.24%	1.78%
Efficiency ratio(11)	65.92	88.71	76.25	63.15	82.27
Regulatory Capital Ratios:					
Tangible capital	9.46	8.78	10.16	9.44	7.49
Core capital	9.46	8.78	10.16	9.44	7.49
Risk-based capital	28.37	27.23	32.67	29.94	26.45
Asset Quality Ratios:					
Non-performing loans as a percent of total loans	1.81	1.71	1.41	1.01	1.09
Non-performing assets as a percent of total assets	0.59	0.58	0.38	0.31	0.38
Allowance for loan losses as a percent of total loans	2.05	2.26	2.42	2.30	2.44
Allowance for loan losses as a ratio of non-performing loans	1.12x	1.32x	1.30x	2.28x	2.24x
Number of:					
Full-time equivalent employees	181	188	147	130	126

(5) Asset quality ratios and regulatory capital ratios are end of period ratios.

(6) Realized assets and equity exclude unrealized gains on available for sale securities. Please see the Ratio Analysis section in the Management's Discussion and Analysis for further discussion.

(7) Comprehensive return on average assets represents comprehensive income divided by average assets. We believe that this information is relevant because, in contrast to other financial institutions, a vast majority of Charter Financial's comprehensive income is in the form of other comprehensive income instead of net income due to Charter Financial's significant investment in Freddie Mac common stock. Please see the Ratio Analysis section in the Management's Discussion and Analysis for further discussion.

(8) Comprehensive return on average equity represents comprehensive income divided by average equity. We believe that this information is relevant because, in contrast to other financial institutions, a vast majority of Charter Financial's comprehensive income is in the form of other comprehensive income instead of net income due to Charter Financial's significant investment in Freddie Mac common stock. Please see the Ratio Analysis section in the Management's Discussion and Analysis for further discussion.

(9) The net interest spread and net interest margin are significantly impacted by the large balances of Freddie Mac common stock and the low dividend yield on that stock. Please see the net interest margin discussion in Management's Discussion & Analysis for a discussion of this impact.

(10) Net interest margin represents net interest income including dividend income from Freddie Mac common stock as a percentage of average interest-earning assets including Freddie Mac common stock.

(11) The efficiency ratio represents the ratio of operating expenses (excluding certain elements of charitable contributions which relate to appreciation of donated stock) divided by the sum of net interest income and noninterest income less gain on sales of investments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management Strategy. In recent years, we have adopted a growth-oriented strategy focused on (1) expanding our retail banking operations, (2) managing our Freddie Mac common stock investment while periodically reviewing strategies to increase or realize its value for our shareholders, and (3) effectively managing our capital.

Expanding Retail Banking Operations. Our retail banking strategy is to operate as a well-capitalized community bank dedicated to providing quality products, excellent service, and a superior customer experience at competitive prices. We have sought to implement this strategy by concentrating on our core product offerings, including residential and commercial mortgage loans and a variety of checking and saving products, while at the same time broadening our product lines and services, expanding delivery systems for our customers, and filling in our branch network.

Our current market includes the I-85 corridor from LaGrange, Georgia to Auburn, Alabama, including the economic communities of LaGrange, Georgia, Auburn-Opelika, Alabama and the Valley area which includes West Point, Georgia, and Lanett and Valley, Alabama. The Valley area is our historical home base. Based on data from the FDIC, as of June 30, 2004 we have 48% of the bank deposits in the Valley market, approximately 5% deposit market share in the Auburn-Opelika market and 7% deposit market share in the LaGrange market. Only one competitor has branches in all three of these markets. We have 13% of the combined deposit market share which is the second largest market share of any bank in these markets. Our competitors in the top five of deposit market share each compete in only one of the three markets. There are a significant number of customers and potential customers that live in one of these markets and work in another. Auburn-Opelika, and to a lesser extent LaGrange, have stronger economies and more growth potential than the Valley market. We currently have under development two branches in Auburn-Opelika and one branch in LaGrange. We are focusing on increasing our market share in these markets before expanding geographically.

Historically we have focused on the consumer with one-to-four family mortgage loans and Certificates of Deposit. We are continuing our consumer focus with one-to-four family mortgages, consumer loans to credit-worthy borrowers, and a full menu of core deposit products. Our core deposits have increased to 52.7% of our total retail deposits from the traditional thrift deposit base that was almost exclusively non-core deposits. We are expanding our customer base to include credit worthy small businesses and commercial real estate loans.

We seek to:

- Improve customer service and convenience as a means to compete for an increased share of our customers' financial service business;
- Expand our retail banking franchise and our market share by increasing the number of households and the share of wallet of current households served within our market area;

- Continue to expand our market coverage by taking advantage of opportunities to build or acquire branches or acquire delivery systems within our target market;

- Improve customer use of our existing alternative delivery channels, such as ATMs, Internet banking and telephone banking: and

- Expand our offerings to businesses by focusing our commercial loan and deposit products and services as a means to increase the yield on our loan portfolio, to attract lower cost deposit accounts and increase non-interest income through related fees.

We train our employees in providing outstanding quality service to customers as well as in the technical aspects of their jobs.

A significant component of expanding our retail franchise is improving the communities we serve. The Charter Foundation plays a major role in implementing change in our markets. The Charter Foundation was created in 1994 and endowed by CharterBank's members with an initial gift of $1 million of Freddie Mac common stock. Subsequent gifts from CharterBank plus proceeds from the Foundation's investments have put the Foundation's corpus at approximately $7 million. The annual grant budget, which is a minimum of 5% of the Foundation's average assets, now totals approximately $400,000. This is $400,000 with which The Charter Foundation, Inc. can make gifts to improve the quality of life in areas served by CharterBank. In 2002, The Charter Foundation, Inc. incorporated a member-voting component into the grant program. In June and July of each year, CharterBank's customers in each market have an opportunity to vote for three $5,000 grants to be given in their community. This program is designed to more closely tie the Foundation and the Bank in the minds of customers and the general public. Since its inception in 1994, The Charter Foundation has awarded more than $2.5 million in grants in the communities served by CharterBank.

Another community development activity geared to expanding the retail franchise is the Honors Savings Club program. This program, currently available to students in all public high schools in Troup County, Georgia, and Chambers County, Alabama, pays students for making all A's in a given semester. There is also a $500 bonus opportunity for the class Valedictorian, and a $500 bonus opportunity for any student who makes all A's for all 4 years. To receive the award, each student must open an account at CharterBank, with one of the goals of the program being to cement a banking relationship with these students while they are young. Other goals are to reward academic excellence and to try to combat peer pressure that says it is not "cool" to be smart. Since its inception in 1996, more than $450,000 has been earned by students making all A's. This program, while bearing the CharterBank name, is funded from First Charter, MHC.

Managing Our Freddie Mac Common Stock Investment. We manage our Freddie Mac common stock in several ways. Over the past ten years our total annual return on Freddie Mac common stock has averaged 18.81%. Dividends on our Freddie Mac common stock are an important component of our shareholder value. Freddie Mac dividends exceed $0.30 per Charter Financial share, or over $1.30 per Charter Financial minority share. Seventy percent of the Freddie Mac dividends are excluded from Charter Financial's taxable income through the

corporate dividends received exclusion. The Freddie Mac dividend, when combined with the 70% corporate dividend exclusion and the 15% personal tax rate reduction on dividends received by individuals, creates a tax efficient means for our stockholders to receive value from our Freddie Mac common stock investment. Also, the dividend waiver by First Charter, MHC, where only our minority shareholders receive dividends, adds significant value to our minority shareholders.

In 2003, we implemented a program of selling covered calls on the Freddie Mac common stock as a means of enhancing the returns on this investment. The holders of the call options exercised their call on 35,000 shares in fiscal 2004 and 15,000 shares in 2003 resulting in the sale of these shares. The sales resulted in gain on the sale of stock of $2.1 million and $773,000 in fiscal 2004 and 2003, respectively. The call program resulted in net call premiums of $149,000 and $52,000 in 2004 and 2003, respectively. The net call premiums have been lower than we anticipated due to higher costs of repurchasing call options in lieu of allowing the exercise of the call options resulting in the sale of the underlying stock. In the fifteen month period during which we have been writing calls, the underlying stock has appreciated from $50.77 per share to $65.24 per share. This has resulted in more repurchases than in a lower level of appreciation. We continue to review this investment in Freddie Mac common stock in light of existing conditions and what is in the best interests of our shareholders.

Managing our Capital. The third major component of our strategy is capital management. We increased our capital leverage with the additional retail assets and deposits acquired in the Eagle Bank acquisition. While our current retail focus is increasing market share within our existing markets, we regularly evaluate expanding our capital leverage by extending the market area through de novo branching or acquisitions. We maintained our wholesale leverage of mortgage securities and borrowings. Wholesale leverage generally enhances income, but not franchise value, and thus is a low priority capital management tool. During the third fiscal quarter of 2004 we increased our quarterly dividend from 20 cents to 25 cents per share. We also paid a special dividend of 20 cents per share in addition to our regular quarterly dividend during March 2004. Our capacity to pay dividends is enhanced by First Charter, MHC's willingness to waive receipt of its portion of the dividends. We continue to evaluate our dividend policy and the appropriateness of special dividends or share repurchases.

General. Charter Financial Corporation is the mid-tier holding company and the sole shareholder of CharterBank. In October 2001, Charter Financial was formed in connection with the conversion of the Bank from mutual to stock form ("Conversion"). At that time, the Company issued 80% or 15,857,924 shares of its common stock to First Charter, MHC ("MHC"). The Conversion, the offering of stock to depositors, and the issuance of Company stock to the MHC are referred to collectively as the "reorganization". As a result of the reorganization, the Bank converted to a federally chartered savings bank and became a wholly-owned subsidiary of the Company, which is majority owned by the MHC, a federally chartered mutual holding company. Charter Financial's common stock is traded on the NASDAQ National Market under the symbol "CHFN". All references to Charter Financial prior to October 16, 2001, except where otherwise indicated, are to CharterBank.

Our principal business is attracting deposits from the general public and investing those funds primarily in real estate loans. We also own 4.6 million shares of Freddie Mac common

stock with an after tax unrealized gain of $180.6 million. While our primary businesses are the collecting of deposits from the general public and investing those funds in real estate loans, we also make consumer, construction and commercial loans and invest in mortgage-related and investment securities.

The Company's results of operations are primarily dependent on our net interest income, which is the difference between the interest and dividend income we earn on loans, mortgage related securities and investments, and the interest expense we pay on deposits and borrowings. Our net interest income is affected by economic, competitive and regulatory factors that influence interest rates, loan demand and deposit flows. In addition, we, like other savings institution holding companies, are subject to interest rate risk to the degree that our interest-earning assets mature, prepay or reprice at different times, or on a different basis, than our interest-bearing liabilities.

Our results of operations are also affected by, among other things, the level of operating expenses, fee income received, gains or losses on the sale of Freddie Mac common stock or other securities, gains or losses on loans held for sale, the establishment of provisions for losses on loans, and income taxes. Our operating expenses principally consist of employee compensation and benefits, occupancy expenses, professional services, federal deposit insurance premiums, marketing expenses and other general and administrative expenses.

The Company is significantly affected by prevailing economic conditions including federal monetary and fiscal policies and federal regulation of financial institutions. Deposit balances are affected by a number of factors including interest rates paid on competing personal investments, the level of personal income and the personal rate of savings within our market area. Lending activities are influenced by the demand for housing as well as competition from other lending institutions. The primary sources of funds for lending activities include deposits, loan repayments, borrowings and funds provided from operations.

Effective February 2003, Charter Financial acquired all of the outstanding shares of EBA Bancshares, Inc., Opelika, Alabama, and its wholly-owned banking subsidiary, Eagle Bank of Alabama, for a purchase price of approximately $8.6 million cash. The acquisition added three branches in the growing Auburn-Opelika area of Alabama, home of Auburn University, with $55.3 million in loans and $60.7 million in retail deposits.

The table below shows our quarterly operating results for the past eight quarters.

	2004				2003			
	4th qtr.	3rd qtr.	2nd qtr.	1st qtr.	4th qtr.	3rd qtr.	2nd qtr.	1st qtr.
	(In thousands)							
Interest and dividend income	$ 10,239	9,662	9,443	9,469	$ 8,824	8,545	8,384	8,583
Interest expense	4,549	4,203	4,023	4,293	4,479	4,594	4,712	5,021
Net interest and dividend income	5,690	5,459	5,420	5,176	4,345	3,951	3,672	3,562
Provision for loan losses	-	-		30	25	-	-	-
Net interest and dividend income after provision for loan losses	5,690	5,459	5,420	5,146	4,320	3,951	3,672	3,562
Noninterest income (loss)	1,987*	1,130	1,844*	1,547*	2,124*	1,468	1,128	1,175
Noninterest expense	4,361	4,113	4,283	4,399	4,658	4,795	4,600	4,174
Income before provision for income taxes	3,316	2,476	2,981	2,294	1,786	624	200	563
Income tax expense (benefit)	892	605	775	578	(98)**	80	36	64
Net income	$2,424	$1,871	$2,206	$ 1,716	$ 1,884	$ 544	$ 1644	$ 499

*Includes the sale of Freddie Mac common stock related to the covered call program resulting in a gain of approximately $773,368, $532,742, $592,280, and $988,315 for quarters ending September 2003, December 2003, March 2004 and September 2004 respectively.

**Includes the interaction of the Freddie Mac common stock sale with the exclusion of the Freddie Mac common stock dividends from income taxes resulting in an income tax benefit for the quarter.

Capital and Capital Management. CharterBank has traditionally been a well-capitalized savings bank, due, among other factors, to our unrealized gains on Freddie Mac common stock. At September 30, 2004 and 2003, we exceeded each of the applicable regulatory capital requirements. Our tier 1 capital was $72.3 million and $66.4 million at September 30, 2004 and 2003, respectively. Tier 1 capital represented 14.19% and 13.80% of risk-weighted assets at September 30, 2004 and 2003, respectively. Tier 1 capital represented 9.46% and 8.78% of total regulatory assets at September 30, 2004 and 2003, respectively, which exceeds the well-capitalized requirements of 5.0%. At September 30, 2004 and 2003, respectively, we had total risk-based capital of $144.6 million and $131.0 million and risk-based capital ratios of 28.37% and 27.23%, which significantly exceeds the applicable well-capitalized requirements of 10%. CharterBank exceeded its various regulatory capital requirements by amounts ranging from $41.7 million to $103.8 million at September 30, 2004.

The Company maintains the Recognition and Retention Plan which provides for restricted stock awards of Company common stock and the Stock Option Plan which provides for the grant of stock options to acquire Company common stock. The Recognition and Retention Plan holds shares available for award in a trust and completed the acquisition of the shares available for award under this plan during fiscal 2003. There were 133,240 shares and 77,598 shares granted under the Recognition and Retention Plan in July 2002 and July 2004, respectively. As of September 30, 2004, there are 227,031 shares under the Recognition and Retention Plan that are accounted for as treasury stock at a cost of $7.1 million. The Stock Option Plan may issue a maximum of 707,943 shares pursuant to options. As of September 30, 2004, the Stock Option Plan has granted options to acquire a total of 290,250 shares.

We paid regular dividends of $.20 per share in December 2003 and March 2004 and

$0.25 per share in June and September 2004, and a special dividend of $0.20 in March 2004. We have declared a dividend of $.25 per share payable in January 2005. First Charter, MHC has waived its portion of these dividends. The Board of Directors will determine future dividends as well as other capital management strategies such as additional leverage, stock repurchases and special dividends. The Board of Directors will consider, among other factors, capital levels, results of operations, tax considerations, regulatory and regulatory business plan considerations, industry standards and economic conditions in determining such future dividends.

Critical Accounting Policies. In reviewing and understanding financial information for the Company, you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements.

These policies are described in Note 1 to the consolidated financial statements. Also please see "Asset Quality" on page 14 for a further discussion of the Company's methodology in determining the allowance. The accounting and financial reporting policies of Charter Financial Corporation conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Of these policies, management has identified the allowance for loan losses as one of the most critical accounting policies that requires difficult subjective judgment and is important to the presentation of the financial condition and results of operations of the Company.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that become uncollectible, based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, historical loss rates, overall portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect a borrower's ability to repay.

The Company segments its allowance for loan losses into the following four major categories: 1) specific reserves; 2) general reserves for Classified/Watch loans; 3) general reserves for loans with satisfactory ratings; and 4) an unallocated amount. Risk ratings are initially assigned in accordance with CharterBank's loan and collection policy. An organizationally independent department reviews risk grade assignments on an ongoing basis. Management reviews current information and events regarding a borrowers' financial condition and strengths, cash flows available for debt repayment, the related collateral supporting the loan and the effects of known and expected economic conditions. When the evaluation reflects a greater than normal risk associated with the individual loan, management classifies the loan accordingly. If the loan is determined to be impaired, management allocates a portion of the allowance for loan losses for that loan based on the fair value of the collateral as the measure for the amount of the impairment. Impaired and Classified/Watch loans are aggressively monitored. The reserves for loans rated satisfactory are further subdivided into various types of loans as defined by loan type. The Company has developed specific quantitative reserve factors to apply to each individual component of the reserve. These quantitative reserve factors are based upon economic, market and industry conditions that are specific to the Company's local markets. These quantitative

reserve factors consider, but are not limited to, national and local economic conditions, bankruptcy trends, unemployment trends, loan concentrations, dependency upon government installations and facilities, and competitive factors in the local market. These allocations for the quantitative reserve factors are included in the various individual components of the allowance for loan losses. In addition we use some qualitative reserve factors that are subjective in nature and require considerable judgment on the part of the Bank's management. However, it is the Bank's opinion that these items do represent uncertainties in the Bank's business environment that must be factored into the Bank's analysis of the allowance for loan losses. The unallocated component of the allowance is established for losses that specifically exist in the remainder of the portfolio, but have yet to be identified.

While management uses available information to recognize losses on loans, future additions or reductions to the allowance may be necessary based on changes in economic conditions or changes in accounting guidance on reserves. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Management believes that the allowance for loan losses is adequate. The Company has 91.8% of its loan portfolio secured by real estate loans, with one-to-four family real estate comprising 44.0% of the total loan portfolio. Commercial real estate comprises 37.0% of the loan portfolio. Construction and development loans comprise 6.6% of the real estate loan portfolio. The Company carefully monitors the loans in this category since the repayment of these loans is generally dependent upon the liquidation of the real estate and is impacted by national and local economic conditions. The residential category represents those loans the Company chooses to maintain in its portfolio rather than selling into the secondary market. The residential loans held for sale category comprises loans that are in the process of being sold into the secondary market. The credit has been approved by the investor and the interest rate and purchase price locked so the Company takes no credit or interest rate risk with respect to these loans. The Company's largest individual funded loan exposure is a commercial real estate loan with a balance of $6.2 million at September 30, 2004. Our largest industry exposure is the hotel industry with approximately $20.3 million in loans, which includes a $6.6 million committed loan which is only partially funded. Only 6.0% of the Company's portfolio consists of consumer loans, while 6.4% consists of commercial non-real estate loans.

Investments, mortgage-backed securities, and collateralized mortgage obligations available for sale are reported at fair value, as determined by independent quotations. Purchase premiums and discounts on investment securities are amortized and accreted to interest income using a method that approximates a level yield over the period to maturity of the related securities. Purchase premiums and discounts on mortgage-backed securities and collateralized mortgage obligations are amortized and accreted to interest income using the interest method over the remaining lives of the securities, taking into consideration assumed prepayment patterns.

The Company receives a dividends received deduction for tax purposes on dividend income from our investment in Freddie Mac common stock. This deduction is the lesser of 70% of dividends received or 70% of taxable income before the dividends received deduction. Since

the Company does not file a consolidated tax return, this determination is made at the individual entity level. At September 30, 2004, the tax provision was based on a deduction of 70% of dividends received.

Also, goodwill and core deposit premiums are evaluated annually for impairment in accordance with SFAS No. 142 and SFAS No. 144. The evaluation of impairment is a critical accounting policy due to the subjective nature of the calculation and the assumptions used. Deposit premiums are amortized over the life of up to 13 years determined in the independent evaluation made as part of the purchase accounting determinations.

Management of Interest Rate Risk. As a financial institution, we face risk from interest rate volatility. Fluctuations in interest rates impact both our level of income and expense on a large portion of our assets and liabilities. Fluctuations in interest rates also affect the market value of all interest-earning assets.

The primary goal of our interest rate risk management strategy is to maximize net interest income while maintaining an acceptable profile. We seek to coordinate asset and liability decisions so that, under changing interest rate scenarios, portfolio equity and net interest income remain within an acceptable range.

Our lending activities have emphasized one-to-four family and commercial real estate loans. Our sources of funds include retail deposits, FHLB advances, repurchase agreements and wholesale deposits. Retail deposits consist primarily of Certificates of Deposit, which have shorter terms to maturity than the loan portfolio, and transaction accounts. We employ several strategies to manage the interest rate risk inherent in the asset/liability mix, including but not limited to:

selling the 30 year fixed rate mortgages we originate to the secondary market, generally on a servicing released basis;

maintaining the diversity of our existing loan portfolio through the origination of commercial real estate and consumer loans which typically have variable rates and shorter terms than residential mortgages;

emphasizing investments with adjustable interest rates;

maintaining fixed rate borrowings from the FHLB; and

increasing retail transaction deposits which typically have long durations.

The actual amount of time before loans are repaid can be significantly impacted by changes in market interest rates. Prepayment rates also vary due to a number of other factors, including the regional economy in the area where the loans were originated, seasonal factors, demographic variables, the assumability of the loans, related refinancing opportunities and competition. We monitor interest rate sensitivity so that we can attempt to adjust our asset and liability mix in a timely manner and thereby minimize the negative effects of changing rates.

Historically, we believed our high level of capital allowed us to support a high level of interest rate risk which enhanced our long term income at the cost of increased volatility in the income stream. During fiscal 2001, we reduced our interest risk profile by selling fixed rate mortgage securities and replacing variable rate borrowings with fixed rate borrowings. These actions moved the Company from being significantly liability sensitive, or having net income and net portfolio benefit from lower interest rates, to being modestly asset sensitive. During 2003, record levels of mortgage securities and loans were prepaid by borrowers in response to a decline in interest rates. Prepayments of fixed rate loans and securities eliminated the positive spread between these assets and the fixed rate borrowings and thus negatively affected our net interest income. These borrowings continued to be high cost in 2004 and continued to negatively impact our net interest income. Fiscal 2003 net interest income was also negatively impacted by the amortization of premiums on mortgage securities. Extension risk, or lower prepayments causing longer average lives, is our primary exposure to higher interest rates. Faster prepayment of loans and securities providing cash for reinvestment at lower interest rates creating a lower net interest income is our primary exposure to lower interest rates.

Interest Risk Simulation. We use a simulation model to monitor interest rate risk. An analysis is performed on changes in net interest income assuming changes in interest rates, both up and down 100, 200 and 300 basis points from current rates over the one year time period following the current financial statement. However, with certain interest rates currently at 2.00%, decreases of 200 and 300 basis points in our simulation model do not provide meaningful information.

The table following sets forth, as of September 30, 2004, the estimated changes in net portfolio value that would result from changes in interest rates as indicated over the applicable twelve-month period.

	Net Portfolio Value	
Change In Rates	**% Change**	**Post Shock Capital Ratio**
+300 bp	(15.79)%	21.48%
+200 bp	(9.77)%	23.02%
+100 bp	(4.79)%	24.29%
0 bp	0.00 %	25.51%
-100 bp	(0.55)%	25.37%

The net portfolio value is the capital, the excess of assets over liabilities, after all assets and liabilities are marked to market. The net portfolio value decreases as interest rates increase because fixed rate loans and securities decline in value with the increase in rates. The net portfolio value also decreases as interest rates decrease because fixed rate loans and mortgage securities have a borrower option to prepay so the assets do not gain significantly in value as rates decline. Freddie Mac common stock is held at a constant value through the interest rate shocks. The disparate result on net portfolio value of interest rate increases versus interest rate decreases is sometimes referred to as negative convexity and is the result of embedded options in mortgage securities, loans and borrowings. The post shock capital ratio is the post shock net portfolio value as a percent of total assets.

The effects of interest rates on net portfolio value and net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in these computations. Although some assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. Rates on other types of assets and liabilities may lag behind changes in market interest rates. Assets, such as adjustable rate mortgages, generally have features that restrict changes in interest rates on a short-term basis and over the life of the asset. After a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, increased credit risk may result if our borrowers are unable to meet their repayment obligations as interest rates increase. The following gap table summarizes the anticipated maturities or repricing of CharterBank's interest-earning assets and interest-bearing liabilities as of September 30, 2004, based on the information and assumptions set forth in the notes that follow.

At September 30, 2004 (Dollars In thousands)	Within Three Months	Three to Twelve Months	More Than One Year to Three Years	More Than Three Years to Five Years	Over Five Years	Total
Interest-earning assets:						
Loans (1) (2)	$ 110,563	$ 69,715	$ 66,282	$ 35,421	$ 43,136	$325,117
Mortgage related securities(2)	80,667	45,028	85,020	97,977	69,956	378,648
Investment securities(3)	2,000	-	5,000	6,300	9,039	22,339
Other securities	-	-	-	-	3,551	3,551
Interest-bearing deposits	1,243	-	-	-	-	1,243
Other interest-earning assets	-	-	-	-	14,842	14,842
Total interest-earning assets	$194,473	$114,743	$156,302	$139,698	$140,524	$745,740
Interest-bearing liabilities:						
Certificates of Deposit	$ 31,514	$ 73,083	$ 39,874	$ 11,306	$ 250	$156,027
Money market accounts (4)	8,753	41,168	10,146	-		60,067
NOW accounts (4)	33,906	-	-	-	-	33,906
Savings accounts (4)	-	-	8,988	2,996	2,996	14,980
Borrowed funds (5)	140,789	-	100,000	25,000	127,000	392,789
Total interest-bearing liabilities	$214,962	$114,251	$ 159,008	$ 39,302	$130,246	$ 657,769
Period gap	$(20,489)	$ 492	$ (2,706)	$100,396	$ 10,278	$ 87,971
Cumulative gap	$(20,489)	$(19,997)	$ (22,703)	$ 77,693	$87,971	
Cumulative gap as a percentage of total assets	(2.19)%	(2.14)%	(2.43)%	8.32%	9.42%	

(1) Adjustable-rate loans are included in the period in which the rate is next scheduled to adjust, rather than in the period in which the loans are due, or in the period in which repayments are expected to occur prior to their next rate adjustment, and fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization. Both fixed and adjustable rate loans are adjusted to take into account estimated prepayments in assessing their interest rate sensitivity.

(2) Reflects estimated prepayments in the current interest rate environment.

(3) Based on contractual maturities and if applicable, call dates.

(4) Although our money market accounts, NOW accounts and savings accounts are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities. The decay rates used on these accounts are based on management's estimates and should not be regarded as indicative of the actual withdrawals that may be experienced by us.

(5) Conversion features are not assumed to be exercised.

The preceding table indicates that we have more liabilities that reprice than assets in the next three years, after which we have more assets that reprice than liabilities. This normally indicates that our net interest income should benefit from lower rates in the short term and higher rates in the longer term. The gap table should be used in conjunction with the portfolio equity analysis. Each method of analysis provides a different analysis of interest risk and at times each has strengths and weaknesses. The gap table uses loan repricings based on current interest rates and thus probably indicates earlier repricings than would actually occur if interest rates were higher and later repricings than would actually occur if rates were lower.

Average Balance Sheet and Analysis of Net Interest Income. The following tables depict the significant effect of the Freddie Mac common stock on our traditional bank ratios, such as net interest income, net interest rate spread, and net interest margin. The tables show these measures with and without the effects of the Freddie Mac common stock. Freddie Mac common stock had a dividend return on cost basis of approximately 86.2% at September 30, 2004. However, the dividend yield on the market value of the Freddie Mac common stock was 1.94%. The appreciation over time in the market value of the Freddie Mac common stock has created our strong accumulated other comprehensive income.

Overall, ratios have improved for the year ended September 30, 2004, compared to the year ended September 30, 2003, due to less amortization of premiums on mortgage securities, a larger proportion of loans to total assets, lower borrowing costs, lower Certificate of Deposit rates and a higher proportion of low cost core deposits. During 2000 and 2001, we borrowed $127 million in long-term fixed rate FHLB advances which limited the decrease in the average cost of borrowings to 41 basis points from 2003 to 2004. However, yield on mortgage-related investments increased by 69 basis points in 2004 as the amortization of premiums decreased. The yield on loans receivable also decreased 70 basis points. The yield on Freddie Mac common stock increased from 1.80% to 1.94% as the impact of the increased dividend rate was partially offset by the higher market value. The cost of deposits decreased 57 basis points from 2.39% in 2003 to 1.82% in 2004. The decrease in the cost of deposits is due to overall lower interest rates, a higher proportion of lower cost transaction accounts and a balance-tiered Certificate of Deposit pricing strategy implemented during 2002. The combination of these rate changes increased the overall net interest margin by 52 basis points from 1.62% for the year ended September 30, 2003 to 2.14% for the year ended September 30, 2004. The increase in the yield on Freddie Mac common stock, the increase in the yield on mortgage securities, the increased loan balances, and the reduced costs of borrowings and deposits were only partially offset by the reduced yield on loans.

In the following tables, we derived the yields and costs by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown. We derived average balances from actual daily balances over the periods indicated. Interest income includes the recognition of certain fees over the lives of the underlying loans.

	At September 30, 2004	
	Actual Balance	Yield/Cost
Assets:		
Interest-earning assets:		
Interest-bearing deposits in other financial institutions	$2,243	1.81%
FHLB common stock	14,843	3.50%
Mortgage-backed securities and collateralized mortgage obligations available for sale	378,357	4.07%
Other investment securities available for sale	22,157	2.81%
Loans receivable	323,547	5.81%
Total interest-earning assets excluding Freddie Mac common stock	741,147	4.77%
Freddie Mac common stock	300,430	1.84%
Total interest-earning assets including Freddie Mac common stock	1,041,577	3.93%
Total noninterest-earning assets	26,624	-
Total assets	$1,068,201	3.83%
Liabilities and Stockholders' Equity:		
Interest-bearing liabilities:		
NOW accounts	$39,692	0.55%
Savings accounts	14,980	0.25%
Money market deposit accounts	50,066	1.65%
Certificates of Deposit accounts	150,225	2.84%
Total interest-bearing deposits	254,963	2.10%
Borrowed funds	392,789	3.52%
Total interest-bearing liabilities	647,752	2.96%
Noninterest-bearing deposits	24,612	-
Other noninterest-bearing liabilities	123,337	-
Total noninterest-bearing liabilities	147,949	-
Total liabilities	795,701	2.41%
Total stockholders'equity	272,500	
Total liabilities and stockholders' equity	$1,068,201	

	For the Years Ended September 30,								
	2004			2003			2002		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
				(Dollars in thousands)					
Assets									
Interest-earning assets:									
Interest-bearing deposits in other financialinstitutions	$ 3,651	$ 61	1.67%	$ 7,315	$ 98	1.34%	$ 4,013	$ 79	1.97%
FHLB common stock and other equity securities	13,051	457	3.50	13,424	563	4.19	13,623	769	5.64
Mortgage-backed securities and collateralized mortgage obligations available for sale	396,992	14,369	3.62	405,937	11,883	2.93	400,525	15,473	3.86
Other investment securities available for sale	17,065	488	2.86	13,096	442	3.38	13,467	513	3.81
Loans receivable(1)	311,480	18,080	5.80	256,792	16,694	6.50	215,632	16,903	7.84
Total interest-earning assets excluding Freddie Mac common stock	742,239	33,455	4.51	696,564	29,680	4.26	647,260	33,737	5.21
Freddie Mac common stock	275,981	5,358	1.94	259,242	4,655	1.80	302,149	4,003	1.32
Total interest-earning assets including Freddie Mac common stock	1,018,220	38,813	3.81	955,806	34,335	3.59	949,409	37,740	3.98
Total non-interestearningassets	25,349	--	--	22,586	–	–	64,384	–	–
Total assets	$ 1,043,569	$ 38,813		$ 978,392	$ 34,335		$1,013,793	$ 37,740	
Liabilities and Equity:									
Interest-bearing liabilities:									
NOW accounts	$ 37,831	$ 190	0.50	$ 27,010	$ 194	0.72	$ 18,006	$ 176	0.98
Savings accounts	14,762	39	0.26	12,684	63	0.50	8,848	80	0.90
Money market deposit accounts	45,583	646	1.42	30,967	417	1.35	22,049	349	1.58
Certificates of Deposit accounts	164,897	3,910	2.37	163,880	4,933	3.01	146,779	6,221	4.24
Total interest-bearing deposits	263,073	4,785	1.82	234,541	5,607	2.39	195,682	6,826	3.49
Borrowed funds	391,858	12,283	3.13	372,791	13,199	3.54	367,329	15,019	4.09
Total interest-bearing liabilities	654,931	17,068	2.61	607,332	18,806	3.10	563,011	21,845	3.88
Noninterest-bearing deposits	22,300		–	16,526	–	–	10,407	–	–
Other noninterest-bearing liabilities	112,252	--	–	109,259	–	–	129,005	–	–
Total noninterest-bearing liabilities	134,552	--	–	125,785	–	–	139,412	–	–
Total liabilities	789,483	17,068	2.16	733,117	18,806	2.57	702,423	21,845	3.11
Total stockholders' equity	254,086	--	--	245,275	–	--	311,370	–	--
Total liabilities and stockholders' equity	$ 1,043,569	$ 17,068		$ 978,392	$ 18,806		$ 1,013,793	$ 21,845	
Net interest income, including Freddie Mac common stock		$ 21,745			$ 15,529			$ 15,895	
Net interest rate spread, including Freddie Mac commonstock(2)			1.20%			0.49%			0.10%
Net interest margin, including Freddie Mac commonstock(3)			2.14%			1.62%			1.67%
Ratio of interest-earning assets to average interest-bearing liabilities, including Freddie Mac common stock	155.47%			157.38%			168.63%		
Net interest income excluding Freddie Mac common stock dividends		$ 16,387			$ 10,874			$ 11,892	
Net interest rate spread excluding Freddie Maccommon stock(4)			1.90%			1.16%			1.33%
Net interest rate margin excluding Freddie Mac common stock (5)			2.21%			1.56%			1.84%
Ratio of interest-earning assets to average interest-bearing liabilities, excluding Freddie Mac common stock	113.33%			114.69%			114.96%		

(footnotes on following page)

(1) Interest income on loans is interest income as recorded in the income statement and therefore does not include interest income on non-accrual loans.

(2) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest bearing liabilities.

(3) Net interest margin represents net interest income as a percentage of average interest-earning assets.

(4) Net interest rate spread excluding Freddie Mac common stock represents the difference between the weighted average yield on total interest-earning assets excluding Freddie Mac common stock and the weighted average cost of interest-bearing liabilities.

(5) Net interest margin excluding Freddie Mac common stock represents net interest income excluding Freddie Mac common stock dividends as a percentage of average interest-earning assets excluding Freddie Mac common stock.

(6) Tax exempt or tax advantaged securities are shown at their contractual yields and are not shown at a tax equivalent yield.

The following tables show our net interest spread and margin with and without Freddie Mac common stock and the dividends on that stock.

	Year Ended September 30,		
	2004	2003	2002
Net interest spread including Freddie Mac common stock	1.20%	0.49%	0.10%
Net interest spread excluding Freddie Mac common stock	1.90	1.16	1.33
Difference attributable to Freddie Mac common stock	(0.70)%	(0.67)%	(1.23)%

	2004	2003	2002
Net interest margin including Freddie Mac common stock	2.14%	1.62%	1.67%
Net interest margin excluding Freddie Mac common stock	2.21	1.56	1.84
Difference attributable to Freddie Mac common stock	(0.07)%	0.06%	(0.17)%

Rate/Volume Analysis. The following table shows how changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to:

- interest income changes attributable to changes in volume (changes in volume multiplied by prior rate);
- interest income changes attributable to changes in rate (changes in rate multiplied by prior volume); and
- the net change.

	Year Ended September 30, 2004 Compared to Year Ended September 30, 2003 Increase/(Decrease)				Year Ended September 30, 2003 Compared to Year Ended September 30, 2002 Increase/(Decrease)			
	Due to				Due to			
	Volume	Rate	Combined	Net	Volume	Rate	Combined	Net
				(In thousands)				
Interest-earning assets:								
Interest-bearing deposits in other financial institutions	$ (49)	$ 24	$ (12)	$ (37)	$ 65	$ (25)	$ (21)	$ 19
FHLB common stock and other equity securities	(16)	(93)	3	(106)	(9)	(199)	2	(206)
Mortgage-backed securities and collateralized mortgage obligations available for sale	(262)	2,810	(62)	2,486	209	(3,748)	(51)	(3,590)
Other investment securities available for sale	134	(67)	(20)	47	(14)	(58)	2	(71)
Loans receivable	3,555	(1,788)	(381))	1,386	3,226	(2,886)	(550)	(209)
Total interest-earning assets	3,362	886	(472)	3,776	3,477	(6,916)	(618)	(4,057)
Freddie Mac common stock(1)	(44)	752	(5)	703	(569)	1,423	(202)	652
Total interest-earning assets and Freddie Mac common stock	$ 3,318	$ 1,638	$ (477)	$ 4,479	$ 254	$ (3,635)	$ (24)	$(3,405)
Interest-bearing liabilities:								
NOW accounts	$ 77	$ (58)	$ (23)	$ (4)	$ 88	$ (47)	$ (23)	$ 18
Savings accounts	10	(29)	(5)	(24)	35	(36)	(16)	(17)
Money market deposit accounts	197	22	10	229	141	(52)	(21)	68
Certificates of Deposit	31	(1,047)	(6)	(1,022)	725	(1,803)	(210)	(1,288)
Total interest-bearing deposits	315	(1,112)	(24)	(821)	989	(1,938)	(270)	(1,219)
Borrowed funds	675	(1,514)	(77)	(916)	223	(2,013)	(30)	(1,820)
Total interest-bearing liabilities	$ 990	$(2,626)	$ (101)	$ (1,737)	$ 1,212	$(3,951)	$ (300)	$(3,039)
Change in net interest income including Freddie Mac common stock	$ 2,328	$4,264	$ (376)	$ 6,216	$ 2,265	$(2,965)	$ (318)	$(1,018)

(1)The rate/volume table shows the changes resulting from both rate and volume in the combined column in lieu of allocating this amount to the rate and volume columns.

Comparison of Financial Condition at September 30, 2004 and 2003. Our total assets increased $67.7 million, or 6.77%, to $1.1 billion at September 30, 2004, from $1.0 billion at September 30, 2003. The increase was primarily due to increases in loans receivable and the market value of Freddie Mac common stock. Total loans increased $23.7 million, or 7.89%, to $323.5 million at September 30, 2004.

The one-to-four family residential real estate portfolio increased by $8.9 million, or 6.71%, to $142.3 million at September 30, 2004. The consumer and other loan portfolio decreased $93,000 or .48% from September 30, 2003, to $19.6 million at September 30, 2004. The decrease in the consumer portfolio was primarily the result of reductions in second mortgage loans due to refinancings. Commercial real estate and other commercial loans increased by $7.4 million to $140.2 million during fiscal 2004, and real estate construction loans also increased by $7.4 million to $21.5 million during the year.

Our mortgage-backed securities and collateralized mortgage obligations decreased from $394.4 million at September 30, 2003, to $378.4 million at September 30, 2004, a decrease of $16.0 million or 4.08%. The market value of Freddie Mac common stock increased $57.5 million, or 23.68%, from $242.9 million at September 30, 2003, to $300.4 million at September 30, 2004.

Total deposits increased from $279.4 million at September 30, 2003, to $279.6 million at September 30, 2004. Core deposits increased by $29.8 million while Certificates of Deposits decreased $29.6 million.

For the foreseeable future, we intend to continue to rely on borrowings, especially Federal Home Loan Bank advances and repurchase agreements, to fund the securities portfolios and loans to the extent that loan growth exceeds deposit growth. The terms of new advances will be determined at the time of the advance based on interest rates, the Company's interest risk profile, and other factors. Repurchase agreements are generally less than 90 days to maturity with rates at or slightly above LIBOR. Total borrowings increased 1.12% from $388.4 million at September 30, 2003, to $392.8 million at September 30, 2004.

Our total stockholders' equity is comprised of realized equity and unrealized equity. Realized equity includes common stock, additional paid-in capital, treasury stock, unearned compensation, and retained earnings, while unrealized equity is comprised of accumulated other comprehensive income. Stockholders' equity increased $42.1 million, or 18.29%, to $272.5 million at September 30, 2004. Realized equity increased by $5.7 million to $92.1 million at September 30, 2004, from $86.4 million at September 30, 2003. Accumulated other comprehensive income or unrealized equity is comprised of net unrealized holding gains on securities available for sale. Accumulated other comprehensive income increased by $36.4 million or 25.30%, to $180.4 million at September 30, 2004.

As indicated in the tables below, other comprehensive gain for the year was $36.4 million compared to a loss of $12.0 million for the year ended September 30, 2003. The gain was primarily the result of the increase in the price of Freddie Mac common stock, which increased by $12.89 per share, resulting in an after-tax increase in our Freddie Mac common stock investment of $35.4 million. Other comprehensive income (loss) relating to mortgage

securities and other investments increased by $2.5 million to a gain of $1.0 million from a loss of $1.4 million for the year ended September 30, 2003.

	For the Years Ended September 30,				
	2004	**2003**	**2002**	**2001**	**2000**
Freddie Mac:					
Number of shares	4,605,000	4,640,000	4,655,000	4,655,000	4,655,000
Market Price	$65.24	$52.35	$55.90	$65.00	$54.0625
Market Value	300,430,200	242,904,000	260,214,500	302,575,000	251,660,938
Unrealized Gain Net of Tax	180,649,622	145,283,854	155,893,352	181,902,699	150,641,464
Other Comprehensive Gain(Loss)					
Related to Mortgage Securities and other Investments	1,052,778	(1,410,665)	1,112,500	9,696,208	(1,236,353)
Freddie Mac Common Stock	35,365,768	(10,609,498)	(26,009,347)	31,261,235	5,894,975
Total Other Comprehensive Loss	36,418,546	(12,020,163)	(24,896,847)	40,957,443	4,658,622

Comparison of Operating Results for Years Ended September 30, 2004 and 2003.

General. Net income of $8.2 million for the year ended September 30, 2004, represents a $5.1 million increase from net income of $3.1 million for the year ended September 30, 2003. Net interest income increased by $6.2 million. We had an increase of $614,000 in noninterest income and a decrease of $1.1 million in noninterest expense. Our income tax expense was up $2.8 million as a result of our higher level of pretax income. The provision for loan losses was essentially the same at $30,000.

Ratio Analysis. We believe our return on equity can be measured in three ways. The first is the traditional return on total equity, or GAAP measure, which is net income divided by average total equity. The second is return on realized equity which is net income divided by realized equity (excluding unrealized gains on available for sale securities). The third is comprehensive return on equity which is comprehensive income divided by average total equity. We use all of these measures in evaluating our performance and setting goals. The following table shows these three measures.

	Year Ended September 30,			
	2004	2003	2002	2001
Return on total equity	3.23%	1.26%	0.93%	1.94%
Return on realized equity	9.16	3.46	2.22	8.54
Difference attributable to unrealized equity	5.93%	2.20%	1.29%	6.60%
Return on total equity	3.23%	1.26%	0.93%	1.94%
Comprehensive return on equity	17.57	(3.64)	(7.06)	18.65
Difference attributable to unrealized equity and other comprehensive income(loss)	14.34%	(4.90)%	(7.99)%	16.71%

Each of these measures has its strengths and weaknesses and is useful to investors by providing different perspectives. Return on total equity is the traditional measure. However, in our case, the total equity measure shows a low result because it includes the unrealized gains on Freddie Mac stock and other available for sale securities in equity (the denominator) but does not reflect unrealized gains and losses on Freddie Mac common stock and other available for sale securities in net income (the numerator). The return on realized equity measure excludes unrealized gains on Freddie Mac common stock and other available for sale securities from both net income and equity and thus does not reflect a significant portion of the economic value in the Company, while it does include gains on Freddie Mac stock and other available for sale securities that are realized through the sale of stock. The comprehensive return on equity reflects the overall increase or decrease in value as reflected by the stock price of Freddie Mac common stock and other available for sale securities. Management believes this is an accurate long-term measure that exhibits high levels of volatility in short time periods.

The return on assets measures shown below similarly reflect the effects of including or not including the significant unrealized gains and losses on the Freddie Mac common stock and other available for sale securities.

	Year Ended September 30,			
	2004	2003	2002	2001
Return on total assets	0.79%	0.32%	0.29%	0.50%
Return on realized assets	1.06	0.43	0.40	0.75
Difference attributable to unrealized assets	0.27%	0.11%	0.11%	0.25%
Return on total assets	0.79%	0.32%	0.29%	0.50%
Comprehensive return on assets	4.28	(0.91)	(2.17)	4.84
Difference attributable to other comprehensive income(loss)	3.49%	(1.23)%	(2.46)%	4.34%

Interest Income. Total interest and dividend income, including dividends on Freddie Mac common stock, was $38.8 million for 2004, a 13.04% increase over the total of $34.3 million for the year ended September 30, 2003. Dividend income on Freddie Mac common stock increased by $703,000 to $5.4 million from $4.7 million due to the increase in quarterly dividends of Freddie Mac common stock from $0.26 per share to $0.30 per share.

Total interest and dividend income, excluding Freddie Mac common stock, was $33.5 million for the year, a 12.72% increase over interest and dividend income, excluding Freddie Mac common stock, of $29.7 million for the year ended September 30, 2003.

Interest on loans increased $1.4 million, or 8.30%, to $18.1 million. The average balance of loans receivable increased $54.7 million to $311.5 million for the year ended September 30, 2004. Interest on investment debt securities available for sale increased $47,000 to $489,000 for the year from $442,000 for the prior year.

Interest on mortgage-backed securities and collateralized mortgage obligations increased by $2.5 million to $14.4 million for the year from $11.9 million a year earlier. The increase was due to higher yields as the Company increased the proportion of its securities invested in fixed rate securities, which have a higher yield than variable rate securities, and amortization of premiums on securities decreased. Lower interest rates on variable rate securities also meant that cash flow from investments was reinvested at lower rates. The yield on interest-earning assets excluding Freddie Mac common stock increased 25 basis points. Total interest-earning assets excluding Freddie Mac common stock averaged $742.2 million for the year, up from $696.6 million in the comparable 2003 period, a 6.56% increase. The average yield on loans decreased 70 basis points to 5.80%, while the yield on mortgage-related securities increased from 2.93% for 2003 to 3.62% in 2004, reflecting the reduced amortization of premiums and a higher proportion of fixed rate securities.

Interest Expense. Total interest expense for the year was $17.1 million, a $1.7 million, or 9.24%, decrease from 2003. The decrease is attributable to a 49 basis point decrease in the average cost of interest-bearing liabilities which was partially offset by a $47.5 million increase in the average balance of interest-bearing liabilities from $607.3 million for the year ended September 30, 2003, to $654.9 million for the year ended September 30, 2004. The decrease in average cost was primarily due to the 41 basis point decrease in the cost of borrowed funds and a 57 basis point drop in the cost of deposits as compared to the year ended September 30, 2003.

Interest expense on deposits decreased $822,000, or 14.66%, to $4.8 million for the year ended September 30, 2004, compared with $5.6 million for the prior year. The average balance of Certificates of Deposit of $164.9 million in 2004 was similar to the average balance of $163.9 million the prior year. Due to the declining interest rate environment during this period, an increased proportion of lower cost transaction deposit accounts, and a strategy of less aggressive rates paid for Certificates of Deposit, the average cost of interest-bearing deposits decreased 57 basis points during 2004. Interest expense on Certificate of Deposit balances decreased $1.0 million during the year ended September 30, 2004, compared with the year ended September 30, 2003, as the average balance of these accounts increased $1.0 million and the cost decreased 64 basis points.

Interest expense on borrowed funds decreased $916,000 as a result of the 41 basis point decrease in the average cost of borrowed funds which was partially offset by the $19.1 million increase in the average balance of borrowed funds. The decrease in the average cost was attributed to the declining interest rate environment.

Net Interest Income. Net interest income including Freddie Mac common stock dividends for the year ended September 30, 2004, increased $6.2 million, or 40.06%, to $21.7 million. The net interest rate spread including Freddie Mac common stock increased 71 basis points to 1.20% for the year ended September 30, 2004, from 0.49% for the prior year. Traditional bank measures such as net interest rate spread and net interest rate margin would improve if the market value of the Freddie Mac common stock and/or mortgage securities and borrowings become a smaller portion of our earning assets. The average balance of the Freddie Mac common stock was $276.0 million for the year ended September 30, 2004, as compared to $259.2 million for the year ended September 30, 2003. The net interest margin, which is net interest income including dividends on Freddie Mac common stock divided by average total interest-earning assets, increased 52 basis points to 2.14% for the year ended September 30, 2004.

Net interest income excluding the effects of Freddie Mac common stock increased $5.5 million, or 50.77%, to $16.4 million for the year ended September 30, 2004, compared with $10.9 million for the year ended September 30, 2003. The net interest rate spread excluding effects of Freddie Mac common stock, the difference between the average yield on average total interest-earning assets and the average cost of average total interest-bearing liabilities, increased by 74 basis points as the yield on interest-earning assets excluding Freddie Mac common stock increased at a higher rate than the average cost of interest-bearing liabilities. The net interest margin, which is net interest income divided by average total interest-earning assets excluding Freddie Mac common stock, increased 65 basis points.

Our net interest margin and net interest spread are low when compared to industry standards primarily due to two factors. First, under our wholesale investment strategy, our assets include a high proportion of securities with rates lower than those that would typically be earned on loans. Our liabilities include a high proportion of borrowings and wholesale deposits with higher costs than those typically paid on retail deposits. Each of these factors lowers our net interest margin and net interest spread. Our wholesale investment strategy has historically resulted in increases in net interest income and efficient use of our capital. Second, the dividend rate as compared to the market value of our Freddie Mac common stock is low. However, when compared to our cost basis in the investment, the dividend rate exceeds 86%.

Provision for Loan Losses and Asset Quality. The provision for loan losses was $30,000 for the year ended September 30, 2004, while $25,000 was recorded for the year ended September 30, 2003. The Bank had net charge-offs of $187,000 for the year ended September 30, 2004 compared to $602,000 for the year ended September 30, 2003. The difference in the provision and net charge-offs for the year ended September 30, 2004, is due in part to the fact that the Bank had $311,000 of the net charge-offs related to loans acquired in the Eagle Bank acquisition and net recoveries of $123,751 in the rest of the Bank. The following table further illustrates the relationship between our charge-offs and charge-offs of loans acquired in purchase business combinations.

		Net Charge Offs(Recoveries)			
Year	Provision	CharterBank	Eagle Bancshares	Citizen National	Total
	$			$	$
1999	240,000	$ 125,887	$ -	210,395	336,282
2000	1,410,000	408,421	-	365,380	773,801
2001	500,000	428,070	-	1,128,153	1,556,223
2002	250,000	313,241	-	47,489	360,730
2003	25,000	193,543	471,573	(63,275)	601,841
2004	30,000	(21,311)	310,730	(102,440)	186,979
		$1,447,851	$782,303	$1,585,702	$3,815,856

Nonperforming loans are not accruing interest. The following table shows nonperforming loans, under-performing loans and nonperforming assets.

	September 30, 2004	September 30, 2003
	(In thousands)	
Under-performing loans........................	$ 195	$ 633
Total nonperforming loans.....................	5,865	5,124
Foreclosed real estate, net.....................	453	684
Total nonperforming assets....................	$6,318	$ 5,808
Nonperforming loans to total loans...........	1.81%	1.71%
Nonperforming assets to total assets.........	0.59%	0.58%

Nonperforming loans rose from $5.1 million at September 30, 2003, to $5.9 million at September 30, 2004. Nonperforming loans acquired in the Eagle Bank acquisition made up $582,000 of these loans at September 30, 2004. Nonperforming loans as a percentage of total loans grew from 1.71% at September 30, 2003, to 1.81% at September 30, 2004. Approximately 94% of our nonaccrual loans had real estate as collateral at September 30, 2004.

Under-performing loans are loans 90 days or more delinquent or 90 days past maturity date that are still accruing interest. Under-performing loans decreased from $633,000 at

September 30, 2003, to $195,000 at September 30, 2004. Under-performing loans at September 30, 2003, included a loan in the amount of $585,000 that we have treated as nonperforming at September 30, 2004. Under-performing loans at September 30, 2004, are primarily 1-4 family loans with underlying collateral that indicate a very low risk of loss. None of the under-performing loans were acquired in the Eagle Bank acquisition.

The allowance for loan losses represents a reserve for probable loan losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans with particular emphasis on impaired, non-accruing, past due and other loans that management believes require special attention. The determination of the allowance for loan losses is considered a critical accounting policy.

During fiscal 2004, the allowance for loan losses decreased by $157,000 to $6.6 million at September 30, 2004, due to net charge-offs of $186,979. Net charge-offs of $310,730 related to loans acquired in the Eagle Bank acquisition, while loans not acquired from Eagle Bank resulted in net recoveries. When reviewing the allowance for loan losses, it is important to understand the Company's lending strategy. The largest components of our loan portfolio are one-to-four family residential loans and commercial real estate loans. Economic downturns resulting in reduced capacity to repay and/or depreciated property values are the chief risks to this lending strategy. The Company has mitigated the risk associated with these types of borrowers through prudent loan to value ratios and regular monitoring of economic conditions.

Additions to the allowance for loan losses are made periodically to maintain the allowance at an appropriate level based on management's analysis of loss inherent in the loan portfolio. The amount of the provision for loan losses is determined by an evaluation of the level of loans outstanding, loss risk as determined based on a loan grading system, the level of non-performing loans, historical loss experience, delinquency trends, the amount of losses charged to the allowance in a given period, and an assessment of economic conditions. A provision for losses of $30,000 was charged for the year ended September 30, 2004, while there was a $25,000 provision for the year ended September 30, 2003. Management considers the current allowance for loan losses to be adequate based on its analysis of the losses in the portfolio.

Our allowance for loan loss methodology is a loan classification based system. We base the required reserve on a percentage of the loan balance for each type of loan and classification level. Doubtful, substandard and special mention loans are reserved at 50.0%, 15.0% and 5.0%, respectively. Loans may be classified manually and are automatically classified if they are not previously classified when they reach certain levels of delinquency. Unclassified loans are reserved at different percentages based on our perception of the inherent losses in the type of loan. The conforming one-to-four family loans in the portfolio are reserved at lower percentages than other loans. Reserve percentages are based on each individual lending program and its loss history and underwriting characteristics, including loan to value, credit score, debt coverage, collateral, and capacity to service debt.

We have no loans that are not currently disclosed as non-accrual, past due, underperforming or restructured, where there is known information about possible credit

problems of borrowers that causes management to have serious doubts about their ability to comply with present loan repayment terms

Noninterest Income. Noninterest income increased 10.41% to $6.5 million for the year ended September 30, 2004 compared with $5.7 million in the prior year. We had $2.2 million in net gains on the sale of mortgage and other investment securities, which included a $2.1 million gain on the sale of Freddie Mac common stock, during the year ended September 30, 2004, compared with a net gain of $880,000 in the prior year, which included a $773,000 gain on the sale of Freddie Mac common stock. Other factors included a decrease of $1.6 million in the gain on loans sold, an increase of 74% or $832,000 in fees on deposits, and a $200,000 loss in an investment in a de novo bank. We invested $200,000 in a bank holding company that applied for a charter to serve urban low income areas. The bank was denied its charter triggering the write off of our $200,000 investment in fiscal 2004. The decrease in the gain on loans sold reflects the record levels of one-to-four family loan originations in fiscal 2003. Future levels of gain on sale of loans are dependent on interest rates. The increase in deposit fees reflects our growth in core deposits and the Company's focus on deposit fees. The following table shows the quarterly levels of deposit fees, core deposits and gain on sale of loans for the last three fiscal years.

(In thousands)	**Core Deposits (at Quarter End)**	**Deposit Fees (for the Quarter)**	**Gain on Sale of Loans (for the Quarter)**
September 30, 2004	$129,349	$ 689	$ 255
June 30, 2004	130,250	625	345
March 31, 2004	130,002	673	310
December 31, 2003	99,555	563	242
September 30, 2003	99,546	496	657
June 30, 2003	98,605	463	886
March 31, 2003	95,557	356	643
December 31, 2002	68,090	402	589
September 30, 2002	69,480	351	539
June 30, 2002	68,303	289	354
March 31, 2002	56,762	246	438
December 31, 2001	50,365	229	529

The following table shows the yearly levels of gain on sale of loans, gain on sale of Freddie Mac common stock, and gain on sale of covered calls for the last five fiscal years.

(In thousands)	Gain on Sale of Loans	Gain on Sale of Freddie Mac Stock	Gain on Covered Calls
September 30, 2004	$1,152	$2,113	$149
September 30, 2003	2,775	773	52
September 30, 2002	1,860	0	0
September 30, 2001	1,580	0	0
September 30, 2000	730	0	0

Gain on sale of securities, including Freddie Mac common stock, was $2.2 million for the year ended September 30, 2004, compared to $880,000 for the same period in 2003, an increase of $1.3 million in income for the year ended September 30, 2004. The $2.2 million gain on sale of securities was comprised of net gains of approximately $115,000 on mortgage securities and other investment securities, and a net gain of $2.1 million on the sale of Freddie Mac common stock.

The Company charged off its remaining investment of $106,746 in a loan servicing limited partnership in fiscal 2003. The limited partnership invested in mortgage loan servicing, and, as a result, income fluctuated based on the underlying market value of related mortgage servicing rights. This market value is impacted by loan prepayment activity and the future expectation of such activity. As rates fell, the level of prepayment and expectation for future prepayments increased which resulted in lower market values for the underlying servicing rights. Loan prepayments and a decline in interest rates adversely affected our equity in earnings of limited partnerships.

Noninterest Expense. Total noninterest expense decreased $1.0 million, or 5.86%, to $17.2 million for the year compared with $18.1 million for the prior year. The primary cause of the decrease was due to decreases in salaries and benefits, professional services and overall general and administrative expenses.

Salaries and employee benefits expense decreased $444,000 from $10.6 million in 2003 to $10.1 million in 2004. Components of compensation expense that decreased included ESOP expenses, commissions and restricted stock expense.

Occupancy and equipment expenses increased $115,000, or 4%, for the year ended September 30, 2004, as compared to the same period in 2003 primarily due to service bureau expenses and increased building maintenance. Marketing expenses were consistent with the prior year with legal and professional expenses being lower than the prior year. The following table shows the yearly levels of compensation and benefits, occupancy and equipment for the last five fiscal years.

(In thousands)	Compensation & Benefits	Occupancy	Equipment
September 30, 2004	$10,130	$ 2,414	$ 569
September 30, 2003	10,574	2,238	631
September 30, 2002	7,412	1,978	475
September 30, 2001	6,245	1,578	399
September 30, 2000	4,956	1,942	419

Income Taxes. Income taxes increased from $83,000 for the year ended September 30, 2003 to $2.9 million for the year ended September 30, 2004. The effective tax rate was 25.75% in 2004, and 2.60% in 2003. In both years, the dividends received deduction relating to 70% of the Freddie Mac cash dividends received has reduced federal income tax. In fiscal 2003, dividends on Freddie Mac stock were higher compared to other components of taxable income and the dividend exclusion lowered the effective tax rate more than it would have if other components of taxable income had been higher and more than it did in fiscal 2004.

Comparison of Financial Condition at September 30, 2003 and 2002.

Our total assets increased $17.9 million, or 1.83%, to $1.0 billion at September 30, 2003, from September 30, 2002. The increase was primarily due to increases in loans receivable. Total loans increased $85.9 million, or 40.1%, to $299.9 million at September 30, 2003. The one-to-four family residential real estate portfolio increased by $32.8 million, or 32.6%, to $133.3 million at September 30, 2003. The one-to-four family loans acquired in the acquisition of Eagle Bank accounted for $15.2 million of this increase. The consumer and other loan portfolio decreased $200,000 or 1.0% from September 30, 2002, to $19.7 million at September 30, 2003. The decrease in the consumer portfolio was primarily the result of reductions in second mortgage loans due to refinancings, which more than offset $4.5 million of consumer loans acquired in the Eagle Bank acquisition. Commercial real estate and other commercial loans increased by $48.2 million during fiscal 2003, and real estate construction loans increased by $5.1 million during the year, with our acquisition of Eagle Bank accounting for $32.0 million of the increase in commercial real estate loans and $3.6 million of the increase in construction loans.

Our mortgage-backed securities and collateralized mortgage obligations decreased from $455.9 million at September 30, 2002, to $394.4 million at September 30, 2003, a decrease of $61.5 million or 13.49%. The market value of Freddie Mac common stock decreased $17.3 million, or 6.65%, from $260.2 million at September 30, 2002 to $242.9 million at September 30, 2003.

Total deposits increased from $210.7 million at September 30, 2002, to $279.4 million at September 30, 2003. This increase is predominantly the result of the fact we acquired deposits of $62.1 million in the Eagle Bank acquisition.

For the foreseeable future, we intend to continue to rely on borrowings, especially Federal Home Loan Bank advances and repurchase agreements, to fund the securities portfolios and loans to the extent that loan growth exceeds deposit growth. The terms of new advances will be determined at the time of the advance based on interest rates, the Company's interest risk

profile, and other factors. Repurchase agreements are generally less than 90 days to maturity with rates at or slightly above LIBOR. Borrowings decreased 5.48% from $411.0 million at September 30, 2002, to $388.4 million at September 30, 2003.

The Company's acquisition of Eagle Bank resulted in our recording $4.3 million of goodwill and $2.0 million of core deposit intangible. The core deposit intangible is amortized over approximately 13 years using an accelerated method of amortization.

Our total stockholders' equity is comprised of realized equity and unrealized equity. Realized equity includes common stock, additional paid-in capital, treasury stock, unearned compensation, and retained earnings, while unrealized equity is comprised of accumulated other comprehensive income. Stockholders' equity decreased $18.8 million, or 7.55%, to $230.4 million at September 30, 2003.

Realized equity decreased by $6.8 million to $86.4 million at September 30, 2003, from $93.2 million at September 30, 2002, primarily due to the increase in treasury stock of $7.8 million. Treasury stock was acquired to fund the Company's restricted stock benefit plan.

Accumulated other comprehensive income is comprised of net unrealized holding gains on securities available for sale. As indicated in the table below, other comprehensive loss for the year ended September 30, 2003, was $12.0 million compared to a loss of $24.9 million for the year ended September 30, 2002. The loss was primarily the result of the decrease in the price of Freddie Mac common stock, which decreased by $3.55 per share, resulting in an after-tax decrease in our Freddie Mac common stock investment of $10.6 million. Other comprehensive loss relating to mortgage securities and other investments increased by $2.5 million to a loss of $1.4 million from income of $1.1 million for the year ended September 30, 2002.

	For the Years Ended September 30,			
	2003	**2002**	**2001**	**2000**
Freddie Mac:				
Number of shares	4,640,000	4,655,000	4,655,000	4,655,000
Market Price	$ 52.35	$ 55.90	$ 65.00	$ 54.0625
Market Value	242,904,000	260,214,500	302,575,000	251,660,938
Unrealized Gain Net of Tax	145,283,854	155,893,352	181,902,699	150,641,464
Other Comprehensive Gain(Loss)				
Related to Mortgage Securities and other Investments	(1,410,665)	1,112,500	9,696,208	(10,741,370)
Freddie Mac Common Stock	(10,609,498)	(26,009,347)	31,261,235	5,894,975
Total Other Comprehensive (Loss)Gain	(12,020,163)	(24,896,847)	40,957,443	4,658,622

Comparison of Operating Results for Years Ended September 30, 2003 and 2002.

General. Net income of $3.1 million for the year ended September 30, 2003, represents a $200,000 increase from net income of $2.9 million for the year ended September 30, 2002. The $3.8 million increase in noninterest income was essentially offset by the $3.8 million increase in noninterest expense. Our income tax expense was down $400,000, which more than offset the decrease in our net interest income after the loan loss provision. Net interest income during the year ended September 30, 2003, decreased slightly due to lower interest rates which was partially offset by a $225,000 decrease in the provision for loan losses.

Interest Income. Total interest and dividend income, including Freddie Mac common stock, was $34.3 million for the year, a 9.02% decrease over interest and dividend income, including Freddie Mac common stock, of $37.7 million for the year ended September 30, 2002. Dividend income on Freddie Mac common stock increased by $652,000 to $4.7 million from $4.0 million due to the increase in quarterly dividends of Freddie Mac common stock from $0.22 per share to $0.26 per share. Total interest and dividend income, excluding Freddie Mac common stock, was $29.7 million for the year, an 11.87% decrease over interest and dividend income, excluding Freddie Mac common stock, of $33.7 million for the year ended September 30, 2002. Interest on loans decreased $209,000, or 1.24%, to $16.7 million. The average balance of loans receivable increased $41.2 million to $256.8 million for the year ended September 30, 2003. Interest on investment debt securities available for sale decreased $71,000 to $442,000 for the year from $513,000 for the prior year.

Interest on mortgage-backed securities and collateralized mortgage obligations decreased by $3.6 million to $11.9 million for the year from $15.5 million a year earlier. The decrease was due to lower yields as the yields on both variable and fixed rate securities dropped with interest rates. The lower interest income due to lower interest rates was partially offset by increased volumes. The lower interest rates reduced yields by increasing amortization of premiums due to shorter projected average lives. Lower interest rates also meant that cash flow from investments was reinvested at lower rates. The yield on interest-earning assets excluding Freddie Mac common stock decreased 95 basis points. Total interest-earning assets excluding Freddie Mac common stock averaged $696.6 million for the year, up from $647.2 million in the comparable 2002 period, a 7.62% increase. The average yield on loans decreased 134 basis points to 6.50%, while the yield on mortgage-related securities decreased from 3.86% for 2002 to 2.93% in 2003, reflecting the declining interest rate environment during this time period.

Interest Expense. Total interest expense for the year was $18.8 million, a $3.0 million, or 13.91%, decrease from 2002. The decrease is attributable to a 78 basis point decrease in the average cost of interest-bearing liabilities which was partially offset by a $44.3 million increase in the average balance of interest-bearing liabilities from $563.0 million for the year ended September 30, 2002, to $607.3 million for the year ended September 30, 2003. The decrease in average cost was primarily due to the 55 basis point decrease in the cost of borrowed funds as compared to the year ended September 30, 2002, and a 110 basis point drop in the cost of deposits.

Interest expense on deposits decreased $1.2 million, or 17.65%, to $5.6 million for the year ended September 30, 2003, compared with $6.8 million for the prior year. The average balance of Certificates of Deposit increased $17.1 million to $163.9 million in 2003 from $146.8 million the

prior year primarily as a result of the Certificates of Deposit we acquired in our acquisition of Eagle Bank, which was offset by decreases due to less aggressive retail Certificate of Deposit rates being offered by CharterBank. Due to the declining interest rate environment during this period, an increased proportion of lower cost transaction deposit accounts, and a strategy of less aggressive rates paid for Certificates of Deposit; the average cost of interest-bearing deposits decreased 110 basis points during 2003. Interest expense on Certificate of Deposit balances decreased $1.3 million during the year ended September 30, 2003, compared with the year ended September 30, 2002, as the average balance of these accounts increased $17.1 million and the cost decreased 123 basis points.

Interest expense on borrowed funds decreased $1.8 million as a result of the 55 basis point decrease in the average cost of borrowed funds which was partially offset by the $5.5 million increase in the average balance of borrowed funds. The decrease in the average cost was attributed to the declining interest rate environment.

Net Interest Income. Net interest income including Freddie Mac common stock dividends for the year ended September 30, 2003, decreased $366,000, or 2.30%, to $15.5 million. The net interest rate spread including Freddie Mac common stock increased 39 basis points to 0.49% for the year ended September 30, 2003, from 0.10% for the prior year. Traditional bank measures such as net interest rate spread and net interest rate margin will improve as the market value of the Freddie Mac common stock and/or mortgage securities and borrowings become a smaller portion of our earning assets. The average balance of the Freddie Mac common stock was $259.2 million for the year ended September 30, 2003, as compared to $302.1 million for the year ended September 30, 2002. The net interest margin, which is net interest income including dividends on Freddie Mac common stock divided by average total interest-earning assets, decreased five basis points to 1.62% for the year ended September 30, 2003.

Net interest income excluding the effects of Freddie Mac common stock decreased $1.0 million, or 8.40%, to $10.9 million for the year ended September 30, 2003, compared with $11.9 million for the year ended September 30, 2002. The net interest rate spread excluding effects of Freddie Mac common stock, the difference between the average yield on average total interest-earning assets and the average cost of average total interest-bearing liabilities, dropped by 17 basis points as the yield on interest-earning assets excluding Freddie Mac common stock decreased at a higher rate than the average cost of interest-bearing liabilities. The net interest margin, which is net interest income divided by average total interest-earning assets excluding Freddie Mac common stock, decreased 28 basis points.

Our net interest margin and net interest spread are low when compared to industry standards primarily due to two factors. First, under our wholesale investment strategy, our assets include a high proportion of securities with rates lower than those that would typically be earned on loans. Our liabilities include a high proportion of borrowings and wholesale deposits with higher costs than those typically paid on retail deposits. Each of these factors lowers our net interest margin and net interest spread. Our wholesale investment strategy has historically resulted in increases in net interest income and efficient use of our capital. Second, the dividend rate as compared to the market value of our Freddie Mac common stock is low. However, when compared to our cost basis in the investment, the dividend rate exceeds 74%.

Provision for Loan Losses. For the year ended September 30, 2003, we recorded a $25,000 provision for loan losses, compared to $250,000 for the year ended September 30, 2002. Gross charge-offs totaled $1.0 million for the year ended September 30, 2003, as compared to the prior year total of $816,000. Of the gross charge-offs in 2003, $539,000 were loans that were acquired in the Eagle Bank acquisition. The net charge-offs exceeded the provision for loan losses because our reserve methodology did not require a provision or higher reserves. While during 2003 CharterBank experienced an increase in nonperforming loans, the majority of nonperforming loans are real estate loans with a lower risk of loss than non-real estate loans. CharterBank's reserve methodology requires reserves based on a percentage of the outstanding balance for each type of loan. The percentage is based on CharterBank's estimate of losses inherent within that type of loan.

The allowance for loan losses as of September 30, 2003, was 2.26% of total loans compared with 2.42% of total loans at September 30, 2002. The allowance at September 30, 2003, was 1.32% of nonaccrual loans compared to 1.72% at September 30, 2002. Future provisions for loan losses will continue to be based upon our assessment of the overall loan portfolio and its underlying collateral, the mix of loans within the portfolio, delinquency trends, economic conditions, current and prospective trends in real estate values, and other relevant factors.

The table below shows under-performing (loans 90 days or more delinquent that are still accruing interest) and non-performing assets:

	September 30, 2003	September 30, 2002
	(In thousands)	
Underperforming loans	$ 633	$ 133
Total non-performing loans	5,124	3,013
Foreclosed real estate, net	684	670
Total non-performing assets	5,808	3,683
Non-performing loans to total loans	1.71%	1.41%
Non-performing assets to total assets	0.58%	0.38%

Underperforming loans at September 30, 2003 include one large loan on timber land and two smaller 1-4 family loans.

The allowance for loan losses represents a reserve for probable loan losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with particular emphasis on impaired, non-accruing, past due and other loans that Management believes require special attention.

When reviewing the allowance for loan losses, it is important to understand to whom the Company lends. The largest components of the loan portfolio are one-to-four family residential loans and commercial real estate loans. The inherent risk with this type of lending is that a downturn in the economic environment may result in reduced capacity of borrowers to repay and/or depreciated property values. We believe we have mitigated the risk to these types of borrowers through prudent loan to value ratios and regular monitoring of economic conditions.

Additions to the allowance for loan losses are made periodically to maintain the allowance at an appropriate level based on Management's analysis of potential risk in the loan portfolio. The amount of the provision for loan losses is determined by an evaluation of the level of loans outstanding, loss risk determined based on a loan grading system, the level of non-performing loans, historical loss experience, delinquency trends, the amount of losses charged to the allowance in a given period, and an assessment of economic conditions. Management considers the current allowance for loan losses to be adequate, based on its analysis of the potential risk in the portfolio.

Our allowance for loan loss methodology is a loan classification based system. We base the required reserve on a percentage of the loan balance for each type of loan and classification level. Doubtful, substandard and special mention loans are reserved at 50.0%, 15% and 5.0%, respectively. These percentages for doubtful and substandard were reduced during 2003 from 60% and 17.5% based on historical losses on the Company's real estate loans. These changes reduced required reserves by approximately $357,000. Loans may be classified manually and are automatically classified if they are not previously classified when they reach certain levels of delinquency. Unclassified loans are reserved at different percentages based on our perception of the inherent losses in the type of loan. The conforming one-to-four family loans in the portfolio are reserved at lower percentages. Reserve percentages are based on each individual lending program and its loss history and underwriting characteristics including loan to value, credit score, debt coverage, collateral, and capacity to service debt.

Noninterest Income. Noninterest income increased 200% to $5.7 million for the year ended September 30, 2003, compared with $1.9 million in the prior year. We had $880,000 in net gains on the sale of mortgage and other investment securities, including a $773,000 gain on the sale of Freddie Mac common stock during the year ended September 30, 2003, compared with a loss of $816,000 in the prior year. Other factors included an increase of $915,000 in the gain on loans sold, an increase of $602,000 in fees on deposits, and a $457,000 decrease in the equity loss in a mortgage servicing limited partnership. The increase in the gain on loans sold reflects the record levels of one-to-four family loan originations. Future levels of gain on sale of loans are dependent on interest rates. The increase in deposit fees reflects our growth in core deposits and the Company's focus on deposit fees. The following table shows the quarterly levels of deposit fees, core deposits and gain on sale of loans.

(In thousands)	**Core Deposits (at Quarter End)**	**Deposit Fees (for the Quarter)**	**Gain on Sale of Loans (for the Quarter)**
September 30, 2003	$99,546	$ 496	$ 657
June 30, 2003	98,605	463	886
March 31, 2003	95,557	356	643
December 31, 2002	68,090	402	589
September 30, 2002	69,480	351	539
June 30, 2002	68,303	289	354
March 31, 2002	56,762	246	438
December 31, 2001	50,365	229	529

As mentioned earlier, the limited partnership invested in mortgage loan servicing, and, as a result, income fluctuated based on the underlying market value of related mortgage servicing rights.

This market value was impacted by loan prepayment activity and the future expectation of such activity. As rates fell, the level of prepayment and expectation for future prepayments increase which resulted in lower market values for the underlying servicing rights. Loan prepayments and a decline in interest rates adversely affected our equity in earnings of limited partnerships. During 2003, CharterBank wrote off its remaining equity investment of $106,746 in its limited partnership. The loss on the partnership was partially offset by $2.8 million in gains on the sale of loans and servicing released loan fees in 2003. The lower interest rate environment and related refinancing during 2003 contributed significantly to the increase in our gain on the sale of loans and servicing released loan fees from the prior year.

Gain on sale of securities, including Freddie Mac common stock, was $880,000 for the year ended September 30, 2003, compared to a loss of $816,000 for the same period in 2002, a difference of $1.7 million in income for the year ended September 30, 2003. The $880,000 income was comprised of net gains of approximately $107,000 on mortgage securities and other investment securities, and a net gain of $773,000 on the sale of Freddie Mac common stock. The loss in 2002 was due to a $1.5 million loss on the sale of a bond issued by Intermedia which was subsequently acquired by WorldCom, and net gains of approximately $700,000 on mortgage securities and other investment securities.

Noninterest Expense. Total noninterest expense increased $3.9 million, or 27.21%, to $18.1 million for the year compared with $14.2 million for the prior year. The primary cause of the increase was due to increases in salaries and benefits, of which the largest increase was in stock-based benefits that have accelerated amortization due to the vesting schedules.

Salaries and employee benefits expense increased $3.2 million from $7.4 million in 2002 to $10.6 million in 2003. The major factor in the increase of compensation expense was restricted stock grant expense and a smaller factor in the increase in compensation expense was the staffing expense for the three Eagle Bank branches that were acquired in fiscal 2003.

Occupancy and equipment expenses increased $317,000, or 16.44%, for the year ended September 30, 2003, as compared to the same period in 2002 primarily due to service bureau expenses and increased building maintenance. Marketing expenses and legal and professional expenses were consistent with the prior year.

Income Taxes. Income taxes decreased from $484,000 for the year ended September 30, 2002, to $83,000 for the year ended September 30, 2003. The effective tax rate was 2.60% in 2003 and 14.31% in 2002. In both years, the dividends received deduction relating to 70% of the Freddie Mac cash dividends received reduced federal income tax. Because dividends on Freddie Mac stock were high compared to other components of taxable income, the dividend exclusion lowered the effective tax rate more than it would have if other components of taxable income had been higher. There can be no assurance that future periods will result in similar effective tax rates.

Commitments. The Company had commitments to fund loans at September 30, 2004, of approximately $46.2 million which is composed of unused consumer credit lines of approximately $9.6 million, unused commercial credit lines of approximately $17.1 million, unfunded construction loans of approximately $13.4 million, mortgage loans of approximately $1.6 million, and nonresidential and commercial loans of approximately $4.5 million. Thirty-year conforming one-to-

four family loans are generally sold on a best efforts basis so the Company has no binding commitments on these loans.

The Bank is party to lines of credit with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. Lines of credit are unfunded commitments to extend credit. These instruments involve, in varying degrees, exposure to credit and interest rate risk in excess of the amounts recognized in the financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unfunded commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank follows the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Company's commitments are funded through internal funding sources of scheduled repayments of loans and sales and maturities of investment securities available for sale or external funding sources through acceptance of deposits from customers or borrowings from other financial institutions.

The following table is a summary of the Company's commitments to extend credit, commitments under contractual leases as well as the Company's contractual obligations, consisting of deposits, FHLB advances and borrowed funds by contractual maturity date for the next five years.

	Commitments and Contractual Obligations				
	Due in 1 Year	**Due in 2 Years**	**Due in 3 Years**	**Due in 4 Years**	**Due in 5 Years**
Loan commitments to originate mortgage loans	$1,585,537	$ -	$ -	$ -	$ -
Loan commitments to fund construction loans in process	13,363,366	-	-	-	-
Loan commitments to originate nonresidential mortgage loans	4,495,000	-	-	-	-
Loan commitments to originate commercial loans	20,000	-	-	-	-
Available home equity and unadvanced lines of credit	26,723,831	-	-	-	-
Letters of credit	388,500	-	-	-	-
Lease agreements	83,620	47,361	44,292	36,910	-
Deposits	227,605,552	21,457,344	18,417,146	5,734,906	6,109,760
Securities sold under agreements to repurchase	100,739,000	-	-	-	-
FHLB advances	40,050,000	25,000,000	75,000,000	25,000,000	-
Total commitments and contractual obligations	$415,054,406	$46,504,705	$93,461,438	$30,771,816	$6,109,760

Management regularly monitors the balance of outstanding commitments to fund loans to ensure funding availability should the need arise. Management believes that the risk of all customers fully drawing on all these lines of credit at the same time is remote.

Derivative Instruments. We did not have any commitments to originate loans held for sale at September 30, 2004. In prior periods these commitments were accounted for at fair value.

The commitments to sell loans are best effort, forward sale agreements, and not mandatory forward sale commitments. The best effort agreements are not derivative instruments and, therefore, are not accounted for as derivatives. The interest rate caps and floors in our adjustable rate loans are clearly and closely related to the interest rate on the loan and, therefore, the floors and caps are not accounted for separately from the loan as a derivative instrument.

Liquidity. The term "liquidity" refers to our ability to generate adequate amounts of cash to fund loan originations, loan purchases, deposit withdrawals and operating expenses. The OTS requires that CharterBank maintain a sufficient amount of liquid assets to maintain its safe and sound operation. Our primary sources of liquidity are deposits, borrowings, scheduled amortization and prepayments of loan principal and mortgage related securities, maturities and calls of investment securities and funds provided by our operations. We can borrow funds from the FHLB based on eligible collateral of loans and securities up to a limit of 40% of CharterBank's assets. At September 30, 2004 and 2003, our maximum borrowing capacity from the FHLB was approximately $373.3 million and $306.5 million, respectively. At September 30, 2004 and 2003, we had outstanding borrowings of $292.1 million and $267.1 million, respectively, with unused borrowing capacity of $81.2 million and $39.4 million, respectively. In addition, we may enter into reverse repurchase agreements with approved broker-dealers. Reverse repurchase agreements are agreements that allow us to borrow money using our securities as collateral. We can obtain funds in the brokered deposit markets. We can also obtain funds using our Freddie Mac common stock as collateral and have established a line of credit that provides for borrowing up to half of the market value of the stock. We consider this source of funds a last resort due to the potential adverse tax consequences on the dividends received deduction that exempts 70% of our Freddie Mac dividends from taxable income. CharterBank has relied on wholesale fundings, including advances from the FHLB, repurchase agreements and brokered deposits, to purchase securities in the past two fiscal years. CharterBank monitors its liquidity position frequently and anticipates that we will have sufficient funds to meet our current funding commitments.

At September 30, 2004, repurchase agreements totaled $100.7 million, a $20.6 million decrease from the amount outstanding at September 30, 2003, of $121.3 million. Wholesale deposits were $34.1 million at September 30, 2004, as compared to $49.7 million at September 30, 2003.

Loan repayment and maturing investment securities are a relatively predictable source of funds. However, deposit flows, calls of investment securities and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, general and local economic conditions and competition in the marketplace. These factors reduce the predictability of the timing of these sources of funds. Principal repayments on mortgage related securities totaled $244.8 million for the twelve months ended September 30, 2004. Ongoing levels of cash flow will depend on the level of mortgage rates and possible mortgage refinancing.

Our primary investing activities are the origination of commercial real estate, one-to four-family real estate, commercial, and consumer loans, and the purchase of mortgage and investment securities.

During the year ended September 30, 2004, we originated approximately $191.5 million in total loans. Residential mortgage loans accounted for 40% of the originations, construction loans for 21% of the originations, commercial and commercial real estate loans for 33% of the originations, and consumer loans for 6% of the originations during the year ended September 30, 2004. Of the $76.0 million in residential loans originated, $38.1 million were sold to investors. During the year ended September 30, 2003, we originated loans of approximately $329.3 million. In the year ended September 30, 2003, with the 1-4 family refinance boom residential mortgage loans accounted for 60.0% of total loan originations for fiscal 2003. Commercial real estate loans accounted for 23.0% of total originations for fiscal 2003.

Purchases of mortgage and investment securities totaled $353.4 million for the year ended September 30, 2004, and $672.2 million for the year ended September 30, 2003. At September 30, 2004 and 2003, CharterBank had loan commitments to borrowers of approximately $19.5 million and $39.2 million, respectively, and available home equity and unadvanced lines of credit of approximately $26.7 million and $14.8 million, respectively.

The low interest rate environment, specifically low one-to-four family mortgage rates, dramatically increased refinancing activity and, accordingly, cash flow on mortgage securities during fiscal 2003. The level of this cash flow in the future depends on the ongoing level of refinancing and, thus, is difficult to determine at this time although most projections indicate higher interest rates and significantly lower levels of refinancing, which would reduce this cash flow in 2004. We have reinvested a significant portion of this cash flow in securities. During the third quarter of 2003, the Company began retaining conforming 15-year one-to-four family loans, with approximately $30.9 million being retained as of September 30, 2004.

Deposit flows are affected by the level of interest rates, by the interest rates and products offered by competitors, and by other factors. Total deposits were $279.6 million at September 30, 2004, as compared to $279.4 million at September 30, 2003. Time deposit accounts scheduled to mature within one year were $98.3 million and $129.5 million at September 30, 2004 and 2003, respectively. While CharterBank has experienced Certificates of Deposit run-off, we anticipate that a significant portion of these Certificates of Deposit will remain on deposit. CharterBank continues to target growth of transaction-based deposit accounts to lower its overall cost of funds, provide deposit fees, and provide cross-sell opportunities.

Capital expenditures of $2.6 million during the twelve months ended September 30, 2004, included approximately $2.0 million for branch expansions. We anticipate that capital expenditures for acquisition of branch sites, construction, expansion and renovation of retail facilities, and the relocation of support functions to one location as well as a change in our core application system during fiscal 2005, will be between $3.0 million and $5.0 million Except for these expenditures and any changes in our intentions to repurchase shares as outlined in "Capital and Capital Management," we do not anticipate any other material capital expenditures during fiscal year 2005. We do not have any balloon or other payments due on any long-term obligations or any off-balance sheet items, other than the commitments and unused lines of credit noted above.

Off-Balance Sheet Arrangements. Charter Financial does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Charter Financial's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Recent Accounting Pronouncements

On March 9, 2004, the SEC issued Staff Accounting Bulletin 105, "Application of Accounting Principles to Loan commitments," ("SAB 105") to inform registrants of the Staff's view that the fair value of the recorded loan commitments should not consider the expected future cash flows related to the associated servicing of the future loan. The provisions of SAB 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The Staff will not object to the application of existing accounting practices to loan commitments accounted for as derivatives that are entered into on or before March 31, 2004, with appropriate disclosures. The Company adopted the provisions of SAB 105. The Company records the value of its mortgage loan commitments at fair market value for mortgages it intends to sell. The Company does not currently include, and was not including, the value of mortgage servicing or any other internally-developed intangible assets in the valuation of its mortgage loan commitments. Therefore, the adoption of SAB 105 did not have an impact on the Company's financial condition or results of operations.

In March 2004, the EITF reached a consensus on Issue 03-1, *Meaning of other Than Temporary Impairment* (Issue 03-1). The Task Force reached a consensus on an other-than-temporary impairment model for debt and equity securities accounted for under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* and cost method investments. The basic model development by the Task Force in evaluating whether an investment within the scope of Issue 03-01is other-than-temporarily impaired is as follows: Step 1: Determine whether the investment is impaired. An investment is impaired if its fair value is less than its cost. Step 2: Evaluate whether the impairment is other-than-temporary. Step 3: If the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment's cost and its fair value. In September 2004, the FASB approved an FSP to delay the requirement to record impairment losses under Issue 03-01. The approved delay will apply to all securities within the scope of Issue 03-01 and is expected to end when new guidance is issued and comes into effect. The FSP did not affect the disclosure requirements of Issue 03-01. The Company will continue to monitor changes to Issue 03-01, but does not consider it, or related FSP to have a material impact on the Company's financial position or results of operations.

Impact of Inflation and Changing Prices. The consolidated financial statements and accompanying notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than do the effects of inflation.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Financial Statements

September 30, 2004 and 2003

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2004 and 2003

Assets		2004	2003
Cash and amounts due from depository institutions (note 20)	$	10,128,105	9,926,321
Interest-bearing deposits in other financial institutions		2,243,124	1,994,168
Cash and cash equivalents		12,371,229	11,920,489
Loans held for sale, market value of $2,125,463 and $2,058,892 at September 30, 2004 and 2003, respectively		2,077,510	2,026,261
Freddie Mac common stock (note 5)		300,430,200	242,904,000
Mortgage-backed securities and collateralized mortgage obligations available for sale (notes 6 and 15)		378,356,607	394,432,288
Other investment securities available for sale (note 5)		22,156,750	21,628,603
Federal Home Loan Bank stock (notes 5 and 15)		14,842,500	13,610,000
Loans receivable		323,546,874	299,877,198
Unamortized loan origination fees, net		(773,461)	(544,202)
Allowance for loan losses		(6,622,597)	(6,779,576)
Loans receivable, net (notes 8 and 15)		316,150,816	292,553,420
Real estate owned (note 9)		452,671	683,577
Accrued interest and dividends receivable (note 10)		3,004,224	3,200,112
Premises and equipment, net (note 11)		11,195,770	9,382,894
Intangible assets, net of amortization (note 4)		5,954,119	6,168,074
Other assets (note 12)		1,208,622	1,985,645
Total assets	$	1,068,201,018	1,000,495,363
Liabilities and Stockholders' Equity			
Liabilities:			
Deposits (note 14)	$	279,574,709	279,385,708
Borrowings (note 15)		392,789,000	388,441,220
Advance payments by borrowers for taxes and insurance		1,189,587	1,191,597
Deferred income taxes (note 16)		111,602,661	88,196,330
Other liabilities		10,544,824	12,921,426
Total liabilities		795,700,781	770,136,281
Stockholders' equity (notes 17, 20, and 23):			
Common stock, $0.01 par value; 19,823,905 and 19,822,405 shares issued in 2004 and 2003, respectively; 19,596,874 and 19,569,676 shares outstanding in 2004 and 2003, respectively		198,239	198,224
Additional paid-in capital		37,831,575	37,491,011
Treasury stock, at cost; 227,031 and 252,729 shares in 2004 and 2003, respectively		(7,059,824)	(7,836,234)
Unearned compensation – ESOP		(2,454,940)	(2,624,940)
Retained earnings		63,626,113	59,190,493
Accumulated other comprehensive income:			
Net unrealized holding gains on securities available for sale		180,359,074	143,940,528
Total stockholders' equity		272,500,237	230,359,082
Commitments and contingencies (notes 8, 18, and 21)			
Total liabilities and stockholders' equity	$	1,068,201,018	1,000,495,363

See accompanying notes to consolidated financial statements.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Income

Years ended September 30, 2004, 2003, and 2002

	2004	2003	2002
Interest and dividend income:			
Loans receivable	$ 18,079,797	16,693,886	16,902,524
Mortgage-backed securities and collateralized mortgage obligations	14,369,588	11,883,281	15,473,241
Equity securities	5,814,828	5,218,004	4,771,563
Debt securities	488,583	441,848	513,168
Interest-bearing deposits in other financial institutions	60,968	98,411	79,211
Total interest and dividend income	38,813,764	34,335,430	37,739,707
Interest expense:			
Deposits (note 14)	4,785,246	5,607,246	6,825,501
Borrowings (note 15)	12,282,777	13,198,597	15,019,296
Total interest expense	17,068,023	18,805,843	21,844,797
Net interest income	21,745,741	15,529,587	15,894,910
Provision for loan losses (note 8)	30,000	25,000	250,000
Net interest income after provision for loan losses	21,715,741	15,504,587	15,644,910
Noninterest income:			
Gain on sale of loans and servicing released loan fees	1,151,996	2,775,256	1,859,961
Service charges on deposit accounts	2,549,231	1,717,198	1,115,308
Gain on sale of Freddie Mac common stock (note 5)	2,113,336	773,368	—
Gain (loss) on sale of mortgage-backed securities, collateralized mortgage obligations, and other investments (notes 5 and 6)	115,261	107,038	(816,223)
Loan servicing fees	208,337	154,975	306,072
Equity in loss of limited partnership (note 13)	—	(106,746)	(564,164)
Write-off of investment	(200,000)	—	—
Brokerage commissions	264,345	332,391	74,422
Other	305,332	140,802	53,596
Total noninterest income	6,507,838	5,894,282	2,028,972
Noninterest expenses:			
Salaries and employee benefits (note 17)	10,129,840	10,574,311	7,412,111
Occupancy	2,414,329	2,237,969	1,977,751
Legal and professional	886,211	1,261,387	1,243,078
Marketing	861,781	855,826	805,423
Furniture and equipment	569,247	630,860	474,811
Postage, office supplies, and printing	469,288	571,189	535,901
Federal insurance premiums and other regulatory fees	222,007	210,651	213,096
Net cost of operations of real estate owned	69,372	151,036	135,014
Deposit premium amortization expense (note 4)	213,955	133,149	—
Other	1,320,171	1,598,654	1,492,119
Total noninterest expenses	17,156,201	18,225,032	14,289,304
Income before income taxes	11,067,378	3,173,837	3,384,578
Income tax expense (note 16)	2,850,102	82,543	484,443
Net income	$ 8,217,276	3,091,294	2,900,135
Basic and diluted net income per share	$ 0.42	0.16	0.15
Weighted average number of common shares outstanding	19,437,613	19,478,388	19,521,984
Weighted average number of common and common equivalent shares outstanding	19,478,037	19,482,326	19,521,984

See accompanying notes to consolidated financial statements.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

Years ended September 30, 2004, 2003, and 2002

	Comprehensive income	Common stock Number of shares	Common stock Amount	Additional paid-in capital	Treasury stock	Unearned compensation-ESOP	Retained earnings	Accumulated other comprehensive income	Total stockholders' equity
Balance at September 30, 2001		—	$ —	—	—	—	56,058,287	180,857,538	236,915,825
Issuance of common stock		19,822,405	198,224	37,021,175	—	(3,171,580)	—	—	34,047,819
Comprehensive loss:									
Net income	$ 2,900,135	—	—	—	—	—	2,900,135	—	2,900,135
Other comprehensive loss – unrealized loss on securities net of income taxes of $15,651,763 (note 23)	(24,896,847)	—	—	—	—	—	—	(24,896,847)	(24,896,847)
Total comprehensive loss	$ (21,996,712)								
Dividends paid, $0.20 per share		—	—	—	—	—	(733,698)	—	(733,698)
Allocation of ESOP common stock		—	—	455,221	—	507,041	—	—	962,262
Purchase of common stock for treasury		—	—	—	(29,930)	—	—	—	(29,930)
Balance at September 30, 2002		19,822,405	198,224	37,476,396	(29,930)	(2,664,539)	58,224,724	155,960,691	249,165,566
Comprehensive loss:									
Net income	$ 3,091,294	—	—	—	—	—	3,091,294	—	3,091,294
Other comprehensive loss – unrealized loss on securities net of income taxes of $7,556,650 (note 23)	(12,020,163)	—	—	—	—	—	—	(12,020,163)	(12,020,163)
Total comprehensive loss	$ (8,928,869)								
Dividends paid, $0.60 per share		—	—	—	—	—	(2,125,525)	—	(2,125,525)
Allocation of ESOP common stock		—	—	84,092	—	39,599	—	—	123,691
Grant of common stock from treasury		—	—	(69,477)	909,842	—	—	—	840,365
Purchase of common stock for treasury		—	—	—	(8,716,146)	—	—	—	(8,716,146)
Balance at September 30, 2003		19,822,405	198,224	37,491,011	(7,836,234)	(2,624,940)	59,190,493	143,940,528	82 230,359,0
Comprehensive income:									
Net income	$ 8,217,276	—	—	—	—	—	8,217,276	—	8,217,276
Other comprehensive income – unrealized gain on securities net of income taxes of $22,895,046 (note 23)	36,418,546	—	—	—	—	—	—	36,418,546	36,418,546
Total comprehensive income	$ 44,635,822								
Dividends paid, $1.10 per share		—	—	—	—	—	(3,781,656)	—	(3,781,656)
Allocation of ESOP common stock		—	—	363,834	—	170,000	—	—	533,834
Grant of common stock from treasury		—	—	(67,145)	776,410	—	—	—	709,265
Stock options exercised		1,500	15	43,875	—	—	—	—	43,890
Balance at September 30, 2004		19,823,905	$ 198,239	37,831,575	(7,059,824)	(2,454,940)	63,626,113	180,359,074	237 272,500,

See accompanying notes to consolidated financial statements.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended September 30, 2004, 2003, and 2002

		2004	2003	2002
Cash flows from operating activities:				
Net income	$	8,217,276	3,091,294	2,900,135
Adjustments to reconcile net income to net cash provided by operating activities:				
Provision for loan losses		30,000	25,000	250,000
Depreciation and amortization		997,758	1,010,138	706,179
Allocation of ESOP common stock		533,834	123,691	962,262
Deferred income tax expense (benefit)		511,285	251,059	(686,521)
Gain on sale of premises and equipment		(2,500)	(667)	—
Equity in loss of limited partnership		—	106,746	564,164
Write-off of investment		200,000	—	—
Amortization of premiums and discounts, net		584,235	3,152,840	729,532
Gain on sale of loans		(1,151,996)	(2,775,256)	(1,859,961)
Proceeds from sale of loans		39,183,522	111,715,049	80,753,296
Originations and purchases of loans held for sale		(38,082,775)	(102,528,645)	(77,593,422)
Gain on sale of Freddie Mac common stock		(2,113,336)	(773,368)	—
(Gain) loss on sales of mortgage-backed securities, collateralized mortgage obligations, and other investments		(115,261)	(107,038)	816,223
Provision for loss on other real estate owned		(57,237)	81,078	13,000
(Gain) loss on sales of real estate owned		104,543	56,486	72,576
Changes in assets and liabilities:				
Decrease (increase) in accrued interest and dividends receivable		195,888	329,009	(89,102)
Decrease in other assets		426,093	88,224	251,239
(Decrease) increase in other liabilities		(1,667,336)	(686,525)	216,177
Net cash provided by operating activities		7,793,993	13,159,115	8,005,777
Cash flows from investing activities:				
Proceeds from sales of mortgage-backed securities and collateralized mortgage obligations available for sale		104,608,929	8,253,369	136,845,298
Principal collections on mortgage-backed securities and collateralized mortgage obligations available for sale		244,793,078	709,327,602	147,147,443
Purchases of mortgage-backed securities and collateralized mortgage obligations available for sale		(331,825,548)	(659,225,249)	(412,888,459)
Purchases of other investment securities available for sale		(21,561,000)	(12,997,462)	(36,337,911)
Proceeds from sale of other investment securities available for sale		13,777,721	—	22,162,639
Proceeds from sale of Freddie Mac common stock		2,186,107	804,555	—
Proceeds from maturities of other securities available for sale		7,000,000	4,300,000	2,000,000
Purchase of FHLB stock		(11,667,500)	(17,732,500)	(2,777,500)
Proceeds from redemption of FHLB stock		10,435,000	18,937,500	—
Net cash paid for EBA Bancshares, Inc.		—	(3,791,005)	—
Net (increase) decrease in loans receivable, exclusive of loan sales		(24,325,777)	(30,438,092)	5,586,826
Proceeds from sale of real estate owned		881,981	508,001	1,341,575
Purchases of premises and equipment, net of dispositions		(2,443,249)	(2,357,329)	(1,894,341)
Net cash (used in) provided by investing activities		(8,140,258)	15,589,390	(138,814,430)

(Continued)

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended September 30, 2004, 2003, and 2002

	2004	2003	2002
Cash flows from financing activities:			
Stock options exercised	$ 43,890	—	—
Issuance of common stock in stock offering	—	—	34,047,819
Purchase of common stock for treasury	—	(8,716,146)	(29,930)
Offering proceeds in escrow	—	—	(19,978,915)
Dividends paid	(3,781,656)	(2,125,525)	(733,698)
Net increase in deposits	189,001	6,582,421	10,391,355
Proceeds from Federal Home Loan Bank advances	581,375,000	814,050,000	220,450,000
Principal payments on advances from Federal Home Loan Bank	(556,425,000)	(820,950,000)	(158,200,000)
Proceeds from other borrowings	1,694,902,600	1,334,401,330	1,428,577,887
Principal payments on other borrowings	(1,715,504,820)	(1,350,023,110)	(1,389,288,887)
Net decrease in advance payments by borrowers for taxes and insurance	(2,010)	(165,123)	(437,565)
Net cash provided by (used in) financing activities	797,005	(26,946,153)	124,798,066
Net increase (decrease) in cash and cash equivalents	450,740	1,802,352	(6,010,587)
Cash and cash equivalents at beginning of year	11,920,489	10,118,137	16,128,724
Cash and cash equivalents at end of year	$ 12,371,229	11,920,489	10,118,137
Supplemental disclosures of cash flow information:			
Interest paid	$ 17,042,988	18,932,056	22,154,352
Income taxes paid	3,294,453	1,349,568	5,134,322
Investing activities:			
Transfer of assets held for sale to premises and equipment	—	415,870	—
Financing activities:			
Real estate acquired through foreclosure of loans receivable	698,381	419,524	1,662,627
Issuance of common stock under stock benefit plans	709,265	840,365	—

See accompanying notes to consolidated financial statements.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2004 and 2003

(1) Summary of Significant Accounting Policies

The consolidated financial statements of Charter Financial Corporation and subsidiaries (the Company) include the financial statements of Charter Financial Corporation and its wholly owned subsidiaries, CharterBank (the Bank) and Charter Insurance Company. All intercompany accounts and transactions have been eliminated in consolidation.

Charter Financial Corporation was formed through the reorganization of CharterBank in October 2001. The consolidated financial statements of Charter Financial Corporation and subsidiaries reflect the assets and liabilities transferred in such reorganization and the related earnings thereon. Refer to note 2 for further discussion of this reorganization.

CharterBank was organized as a federally chartered mutual savings and loan association in 1954. CharterBank is primarily regulated by the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation (FDIC), and undergoes periodic examinations by those regulatory authorities.

The Company primarily provides real estate loans and a full range of deposit products to individual and small business consumers through its main office in West Point, Georgia and seven full-service branch offices located in LaGrange, Georgia; Auburn, Opelika, and Valley, Alabama. In addition, the Company operates five loan production offices located in various Georgia and Alabama locations. The Company primarily competes with other financial institutions in its market area within west central Georgia and east central Alabama. The Company considers its primary lending market to be the states of Georgia and Alabama.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to prevailing practices within the financial institutions industry. The following is a summary of the significant accounting policies that the Company follows in presenting its consolidated financial statements.

(a) Basis of Presentation

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenue and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and mortgage loan prepayment assumptions used to determine the amount of revenue recognition on mortgage-backed securities and collateralized mortgage obligations. In connection with the determination of the allowance for loan losses and the value of real estate owned, management obtains independent appraisals for significant properties. In connection with the determination of revenue recognition on mortgage-backed securities and collateralized mortgage obligations, management obtains independent estimates of mortgage loan prepayment assumptions, which are based partly on historical

prepayments and current interest rates.

A substantial portion of the Company's loans is secured by real estate located in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in the real estate market conditions of this market area.

(b) ***Cash Equivalents***

Cash equivalents, as presented in the consolidated financial statements, include amounts due from other depository institutions and interest-bearing deposits in other financial institutions. Generally, interest-bearing deposits in other financial institutions are for one-day periods.

(c) ***Investments, Mortgage-Backed Securities, and Collateralized Mortgage Obligations***

Investments, mortgage-backed securities, and collateralized mortgage obligations available for sale are reported at fair value, as determined by independent quotations. Investment in stock of a Federal Home Loan Bank is required of every federally insured financial institution which utilizes its services. Generally, the Federal Home Loan Bank will repurchase excess stock at cost; accordingly, the investment in Federal Home Loan Bank stock is carried at cost which approximates its fair value.

Purchase premiums and discounts on investment securities are amortized and accreted to interest income using a method which approximates a level yield over the period to maturity of the related securities. Purchase premiums and discounts on mortgage-backed securities and collateralized mortgage obligations are amortized and accreted to interest income using the interest method over the remaining lives of the securities, taking into consideration assumed prepayment patterns.

Gains and losses on sales of investments, mortgage-backed securities, and collateralized mortgage obligations are recognized on the trade date, based on the net proceeds received and the adjusted carrying amount of the specific security sold.

A decline in the market value of any available for sale security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for that security. At September 30, 2004, the Company did not have any securities with other than temporary impairment.

(d) ***Loans and Interest Income***

Loans are reported at the principal amounts outstanding, net of unearned income, deferred loan fees/origination costs, and the allowance for loan losses. Loans held for sale are carried at the lower of aggregate cost or market, with market determined on the basis of open commitments for committed loans. For uncommitted loans, market is determined on the basis of current delivery prices in the secondary mortgage market.

Interest income is recognized using the simple interest method on the balance of the principal amount outstanding. Unearned income, primarily arising from deferred loan fees, net of certain origination costs, and deferred gains on the sale of the guaranteed portion of Small Business Administration (SBA) loans, is amortized over the lives of the underlying loans using the interest method.

The accrual of interest income is discontinued on loans which become contractually past due by 90 days or when reasonable doubt exists as to the full timely collection of interest or principal. Interest previously accrued but not collected is reversed against current period interest income when such loans are placed on nonaccrual status. Interest on nonaccrual loans which is ultimately

collected is credited to income in the period received.

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. The Company considers a loan impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. Large pools of smaller balance homogeneous loans, such as consumer and installment loans, are collectively evaluated for impairment by the Company. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Cash receipts on impaired loans which are accruing interest are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are recorded as income when received unless full recovery of principal is in doubt.

Gains or losses on the sale of mortgage loans are recognized at settlement dates and are computed as the difference between the sales proceeds received and the net book value of the mortgage loans sold. At the time of sale, a servicing asset is recorded if expected servicing revenues exceed an amount approximating adequate servicing compensation. The servicing asset, included in other assets, is amortized using the interest method over the estimated life of the serviced loans considering assumed prepayment patterns.

(e) ***Allowance for Loan Losses***

The allowance for loan losses is adjusted through provisions for loan losses charged or credited to operations. Loans are charged off against the allowance for loan losses when management believes that the collection of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is determined through consideration of such factors as changes in the nature and volume of the portfolio, overall portfolio quality, delinquency trends, adequacy of collateral, loan concentrations, specific problem loans, and economic conditions that may affect the borrowers' ability to pay.

To the best of management's ability, all known and inherent losses that are both probable and reasonable to estimate have been recorded. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to adjust the allowance based on their judgment about information available to them at the time of their examination.

(f) ***Real Estate Owned***

Real estate acquired through foreclosure, consisting of properties obtained through foreclosure proceedings or acceptance of a deed in lieu of foreclosure, is reported on an individual asset basis at the lower of cost or fair value, less disposal costs. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. When properties are acquired through foreclosure, any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is recognized and charged to the allowance for loan losses. Subsequent write-downs are charged to a separate allowance for losses pertaining to real estate owned, established through provisions for estimated losses on real estate owned charged to operations. Based upon management's evaluation of the real estate acquired through foreclosure, additional expense is recorded when necessary in an amount sufficient to restore the allowance to an adequate level. Gains recognized on the disposition of the

properties are recorded in other income.

Costs of improvements to real estate are capitalized, while costs associated with holding the real estate are charged to operations.

(g) Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation which is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the assets range from 20 to 50 years for buildings and improvements and three to 15 years for furniture, fixtures, and equipment.

(h) Mortgage Banking Activities

Statement of Financial Accounting Standards (SFAS) No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

Mortgage loan servicing rights are included in other assets. Mortgage servicing rights are stated at cost, less accumulated amortization and impairment valuation allowance. The Company recognizes, as separate assets, rights to service mortgage loans for others, either purchased or through Company originations. Mortgage servicing rights which are acquired through either the purchase or origination of mortgage loans are recognized as separate assets when the Company sells or securitizes those loans with servicing rights retained. For originated and purchased mortgage loans, the amount of the mortgage servicing rights to be recognized is determined based upon an allocation of the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. Fair value is determined by discounted cash flow analyses using appropriate assumptions for servicing fee income, servicing fee costs, prepayment rates, and discount rates. For mortgage servicing rights acquired separate from the mortgage loans, the Company capitalizes the amount paid.

The cost of the mortgage servicing rights is amortized in proportion to and over the period of net servicing income which is estimated to be generated by the underlying mortgage servicing rights.

In accordance with SFAS No. 140, the Company periodically assesses its capitalized mortgage servicing rights for impairment based upon the fair value of those rights. To measure the fair value of its mortgage servicing rights, the Company uses discounted cash flow analyses taking into consideration appropriate assumptions for servicing fee income, servicing fee costs, prepayment rates, and discount rates. The Company stratifies its capitalized mortgage servicing rights for the purpose of evaluating impairment, taking into consideration relevant risk characteristics, including loan type, note rate, and note term. If the recorded amount of the mortgage servicing rights exceeds the fair value, the amount of the impairment is recognized through a valuation allowance, with a corresponding charge to operations. Additionally, the Company will prospectively accelerate future amortization if a reduction in expected future net servicing income is estimated.

Fees for servicing loans for investors are based on the outstanding principal balance of the loans serviced and are recognized as income when earned.

(i) ***Insurance***

At September 30, 2004, the Company was covered under a $5,000,000 banker's blanket bond policy and a $3,000,000 errors and omissions policy. The Company is also covered with a $10,000,000 umbrella policy.

(j) ***Investment in Limited Partnerships***

The carrying value of the Company's share (based on its underlying ownership interest) of limited partnerships is based on the Company's original investment adjusted for its pro rata share of the partnerships' net income or losses.

(k) ***Income Taxes***

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes*. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) ***Comprehensive Income***

Comprehensive income for the Company consists of net income for the period and unrealized holding gains and losses on investments, mortgage-backed securities, and collateralized mortgage obligations classified as available for sale, net of income taxes.

(m) ***Goodwill and Other Intangible Assets***

Goodwill and other intangible assets include costs in excess of net assets acquired and deposit premiums recorded in connection with the acquisition of EBA Bancshares, Inc. The deposit premium is being amortized using the double-declining balance method over 13 years.

In accordance with the provisions of SFAS No. 142, the Company tests its goodwill for impairment annually. If indicators of impairment were present in amortizable intangible assets and undiscounted future cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified. No impairment charges have been recognized through September 30, 2004.

(n) ***Stock-Based Compensation***

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure an amendment of FASB Statement No. 123.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 also amends Accounting Principles Board (APB) Opinion No. 28, *Interim Financial Reporting*, to require disclosure about those effects in the interim financial information. The Company adopted the provisions of SFAS No. 148 effective October 1, 2002.

The Company applies APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its stock option plans. Accordingly, compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method included in SFAS No. 123, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below:

		Years ended September 30		
		2004	**2003**	**2002**
Net income	$	8,217,276	3,091,294	2,900,135
Deduct:				
Total stock-based compensation expense determined under fair value based method, net of related tax effect		238,324	377,168	105,885
Pro forma net income	$	7,978,952	2,714,126	2,794,250
Net income per common share – basic:				
As reported	$	0.42	0.16	0.15
Pro forma		0.41	0.14	0.14
Net income per common share – diluted:				
As reported	$	0.42	0.16	0.15
Pro forma		0.41	0.14	0.14

Options on 139,250 shares were granted during the year ended September 30, 2004.

(o) Income Per Share

Basic net income per share is computed on the weighted average number of shares outstanding in accordance with SFAS No. 128, *Earnings Per Share.* Diluted net income per share is computed by dividing net income by weighted average shares outstanding plus common share equivalents resulting from dilutive stock options, determined using the treasury stock method.

(p) Recent Accounting Pronouncements

In January 2003, the FASB issued FIN 46, which clarifies the application of Accounting Research Bulletin (ARB) 51, *Consolidated Financial Statements,* to certain entities (called variable interest entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure requirements of this interpretation were effective for all financial statements issued after January 31, 2003. The consolidation requirements applied to all variable interest entities created after January 31, 2003. This Interpretation was amended in October 2003 by FSP 46-6, Effective Date of FASB Interpretation No. 46, *Consolidation of Variable Interest Entities.* This FSP deferred the effective date for applying the provisions of FIN 46 for interests held by public companies in variable interest entities

or potential variable interest entities created before February 1, 2003. As amended, public companies must apply the consolidation requirements to variable interest entities that existed prior to February 1, 2003 and remain in existence as of the end of annual or interim periods ending after December 15, 2003. In December 2003, FIN 46R was issued, which again deferred the effective date for interests held by public companies in special-purpose entities for periods ending after December 15, 2003, and for all other types of entities for periods ending after March 15, 2004. The Company adopted FIN 46 and its amendment as prescribed. The effect of this Interpretation on the consolidated financial statements was not material.

In October 2003, the American Institute of Certified Public Accountants (AICPA) issued SOP 03-3, which addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. This SOP does not apply to loans originated by the entity. This SOP limits the yield that may be accreted (accretable yield) to the excess of the investor's estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor's initial investment in the loan. This SOP requires that the excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual, or valuation allowance. The SOP prohibits investors from displaying accretable yield and nonaccretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally would be recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected would be recognized as impairment. This SOP prohibits "carrying over" or creation of valuation allowances in the initial accounting for all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Management is currently assessing the potential impact of this SOP to the consolidated financial statements.

In March 2004, the EITF reached a consensus on Issue 03-1, *Meaning of Other Than Temporary Impairment* (Issue 03-1). The Task Force reached a consensus on an other-than-temporary impairment model for debt and equity securities accounted for under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* and cost method investments. The basic model development by the Task Force in evaluating whether an investment within the scope of Issue 03-01 is other-than-temporarily impaired is as follows: Step 1: Determine whether the investment is impaired. An investment is impaired if its fair value is less than its cost. Step 2: Evaluate whether the impairment is other-than-temporary. Step 3: If the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment's cost and its fair value. In September 2004, the FASB approved an FSP to delay the requirement to record impairment losses under Issue 03-01. The approved delay will apply to all securities within the scope of Issue 03-01 and is expected to end when new guidance is issued and comes into effect. The FSP did not affect the disclosure requirements of Issue 03-01. The Company will continue to monitor changes to Issue 03-01, but does not consider it, or related FSP to have a material impact on the Company's financial position or results of operations.

(q) Reclassifications

Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the presentation adopted in 2004.

(2) Reorganization

On October 16, 2001, CharterBank completed a reorganization into a two-level holding company structure with a sale of 20% of the stock of the mid-tier holding company – Charter Financial Corporation. CharterBank converted its charter into a mutual holding company charter and changed its name to First Charter, MHC which then contributed all its assets except $100,000 cash and 400,000 shares of Freddie Mac common stock to a newly formed mid-tier holding company, Charter Financial Corporation, in exchange for 80% of the stock in Charter Financial Corporation. Charter Financial Corporation sold 20% of its stock in a minority stock offering for net proceeds of $37,219,399, including proceeds for 317,158 shares purchased by Charter Financial Corporation for its Employee Stock Ownership Plan (ESOP). Charter Financial Corporation then contributed 2,555,000 shares of Freddie Mac common stock, 50% of the net proceeds of the offering and the banking assets and liabilities to its newly formed, wholly owned thrift subsidiary, CharterBank. Charter Financial Corporation also contributed 400,000 shares of Freddie Mac common stock to its wholly owned insurance subsidiary, Charter Insurance Company. Charter Financial Corporation retained the stock of Charter Insurance Company, 1,700,000 shares of Freddie Mac common stock, and 50% of the net proceeds of the stock offering. Management believes that CharterBank has continued its classification as "well capitalized" under the regulatory framework for prompt corrective action, following this reorganization.

(3) Business Combinations

Effective February 21, 2003, the Company acquired all of the issued and outstanding shares of EBA Bancshares, Inc. (EBA), Opelika, Alabama, and its wholly owned banking subsidiary, Eagle Bank of Alabama, for a purchase price of approximately $8,600,000 in cash. The acquisition has been accounted for using the purchase method of accounting and, hence, the results of operations of EBA have been included in the consolidated financial statements beginning on the aforementioned effective date. The assets and liabilities of EBA, including purchase accounting adjustments, as of the date of the acquisition, were as follows:

Loans, net	$	53,846,691
Other earning assets		8,050,055
Other assets		2,659,402
Goodwill and other intangibles		6,301,223
		70,857,371
Deposits		62,056,965
Other liabilities		156,833
Purchase price, including acquisition costs	$	8,643,573

(4) Goodwill and Other Intangible Assets

In conjunction with the acquisition of EBA, the Company acquired the following goodwill and other intangible assets:

Goodwill	$	4,325,282
Deposit premium		1,975,941
	$	6,301,223

Goodwill and other intangible assets include cost in excess of net assets acquired and deposit

premiums recorded in connection with the acquisition of EBA. The deposit premium is being amortized using the double-declining balance method over 13 years. The Company recorded amortization expense related to the deposit premium of $213,955 and $133,149 for the years ended September 30, 2004 and 2003, respectively.

At September 30, 2004 and 2003, other intangible assets is summarized as follows:

		2004	2003
Deposit premium	$	1,975,941	1,975,941
Less accumulated amortization		347,104	133,149
	$	1,628,837	1,842,792

Amortization expense for the next five years is as follows:

2005	$	188,627
2006		166,675
2007		147,684
2008		136,864
2009		134,402
	$	774,252

(5) Investment Securities

Investment securities available for sale are summarized as follows:

	September 30, 2004				
		Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Freddie Mac common stock	$	6,212,574	294,217,626	—	300,430,200
Other:					
U.S. Government agencies	$	22,338,849	—	(182,099)	22,156,750

	September 30, 2003				
		Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Freddie Mac common stock	$	6,285,345	236,618,655	—	242,904,000
Other:					
U.S. Government agencies	$	12,981,472	57,457	(146,794)	12,892,135
Corporate debt		8,632,364	106,057	(1,953)	8,736,468
	$	21,613,836	163,514	(148,747)	21,628,603

The amortized cost and estimated fair value of investment debt securities available for sale as of

September 30, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Amortized cost	Estimated fair value
3-4 years	$	5,000,000	4,975,000
4-5 years		6,300,000	6,284,250
Thereafter		11,038,849	10,897,500
	$	22,338,849	22,156,750

The Company's investment in Federal Home Loan Bank stock was $14,842,500 and $13,610,000 at September 30, 2004 and 2003, respectively. Under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the investment in Federal Home Loan Bank stock is carried at cost because it is considered a restricted stock investment. The investment in Federal Home Loan Bank stock was not considered impaired at September 30, 2004 and 2003.

Proceeds from sales of investment securities during 2004 and 2002 were $13,777,721 and $22,162,639, respectively. There were no sales in 2003. Gross gains of $8,486 and $129,068 were realized on those sales for 2004 and 2002, respectively, and gross realized losses on sales of investment securities for 2004 and 2002 were $0 and $1,565,121, respectively.

Investment securities available for sale that have been in a continuous unrealized loss position for less than 12 months follow:

	Amortized cost	Gross unrealized losses	Estimated fair value
$	18,302,080	(95,330)	18,206,750

Investment securities available for sale that have been in a continuous unrealized loss position for 12 months or greater are as follows:

	Amortized cost	Gross unrealized losses	Estimated fair value
$	4,036,769	(86,769)	3,950,000

Investment securities with an aggregate carrying amount of $18,206,750 and $19,891,948 at September 30, 2004 and 2003, respectively, were pledged to collateralize Federal Home Loan Bank advances and securities sold under agreements to repurchase.

Proceeds from the sale of Freddie Mac common stock during 2004 and 2003 were $2,186,107 and $804,555, respectively. There were no sales in 2002. Gross gains of $2,113,336 and $773,368 were realized on those sales for 2004 and 2003, respectively.

(6) Mortgage-Backed Securities and Collateralized Mortgage Obligations

Mortgage-backed securities and collateralized mortgage obligations available for sale are summarized as follows:

	September 30, 2004			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Mortgage-backed securities:				
FNMA certificates	$ 129,953,880	1,338,753	(640,678)	130,651,955
GNMA certificates	19,876,161	321,101	(27,600)	20,169,662
FHLMC certificates	9,851,814	65,828	(15,898)	9,901,744
Collateralized mortgage obligations:				
FNMA	72,589,464	34,162	(1,501,184)	71,122,442
FHLMC	92,025,883	207,358	(589,367)	91,643,874
GNMA	1,510,364	—	(944)	1,509,420
Other	52,840,147	573,916	(56,553)	53,357,510
	$ 378,647,713	2,541,118	(2,832,224)	378,356,607

	September 30, 2003			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Mortgage-backed securities:				
FNMA certificates	$ 89,364,541	1,223,688	(180,269)	90,407,960
GNMA certificates	14,531,391	387,325	—	14,918,716
FHLMC certificates	13,378,196	2,125	(113,799)	13,266,522
Collateralized mortgage obligations:				
FNMA	136,101,123	142,161	(2,723,134)	133,520,150
FHLMC	86,818,483	121,579	(872,118)	86,067,944
Other	56,441,159	159,496	(349,659)	56,250,996
	$ 396,634,893	2,036,374	(4,238,979)	394,432,288

Proceeds from sales of mortgage-backed securities and collateralized mortgage obligations during 2004, 2003, and 2002 were $104,608,929, $8,253,369, and $136,845,298, respectively. Gross gains of $684,549, $107,038, and $785,965 and gross losses of $577,774, $0, and $166,135 were realized on those sales for 2004, 2003, and 2002, respectively.

Mortgage-backed securities and collateralized mortgage obligations with an aggregate carrying amount of $321,023,333 and $335,955,405 at September 30, 2004 and 2003, respectively, were pledged to secure Federal Home Loan Bank advances and to collateralize securities sold under agreements to repurchase.

The following table shows additional information related to the collateralized mortgage obligations held by the Company:

	September 30, 2004			
	Fair value	Weighted average life	Yield	Net unrealized gain (loss)
Fixed rate	$ 115,494,808	2.69 years	4.11%	$ (1,549,867)
Variable rate	102,138,438	4.46 years	2.71	217,255
Total	$ 217,633,246	3.52 years	3.46%	$ (1,332,612)

	September 30, 2003			
	Fair value	Weighted average life	Yield	Net unrealized gain (loss)
Fixed rate	$ 103,123,995	1.71 years	3.28%	$ (3,179,137)
Variable rate	172,715,095	6.52 years	2.18	(342,538)
Total	$ 275,839,090	5.43 years	2.59%	$ (3,521,675)

The weighted average lives and yields in the above table are based on the average life utilizing the previous three months of prepayment speeds from September 30, 2004 and 2003, respectively. Different prepayment assumptions may result in different average lives and thus different yields.

Mortgage-backed securities and collateralized mortgage obligations that have been in a continuous unrealized loss position for less than 12 months are as follows:

	Amortized cost	Gross unrealized losses	Estimated fair value
Mortgage-backed securities:			
FNMA certificates	$ 64,057,251	(640,678)	63,416,573
GNMA certificates	8,684,062	(27,600)	8,656,462
FHLMC certificates	2,177,437	(4,606)	2,172,831
Collateralized mortgage obligations:			
FNMA	34,500,315	(182,480)	34,317,835
GNMA	1,510,364	(944)	1,509,420
FHLMC	42,019,798	(222,509)	41,797,289
Other	4,700,228	(24,350)	4,675,878
	$ 157,649,455	(1,103,167)	156,546,288

Mortgage-backed securities and collateralized mortgage obligations that have been in a continuous unrealized loss position for greater than 12 months are as follows:

		Amortized cost	Gross unrealized losses	Estimated fair value
Mortgage-backed securities:				
FHLMC certificates	$	3,183,478	(11,292)	3,172,186
Collateralized mortgage obligations:				
FNMA		34,292,524	(1,318,704)	32,973,820
FHLMC		11,004,034	(366,858)	10,637,176
Other		4,976,268	(32,203)	4,944,065
	$	53,456,304	(1,729,057)	51,727,247

(7) Derivative Instruments

During 2003, the Company initiated a covered call program on its Freddie Mac common stock. The Company sold a total of 326,500 options during 2003 of which 165,000 options expired or were bought back by the Company, and of which 15,000 were exercised by the holder. At no time during 2003 did the Company have more than 250,000 options outstanding.

During 2004, the Company sold a total of 567,900 options, of which 594,200 options expired or were bought back by the Company and 35,000 were exercised by the holder. At no time during 2004 did the Company have more than 400,000 options outstanding.

The covered call options written on Freddie Mac common stock are derivative instruments as defined by SFAS No. 133 and as such are recorded at fair value. The Company does not account for the options as hedges and as a result the change in fair value is recorded in the consolidated statement of income. At September 30, 2004 and 2003, 85,200 and 146,500 options were outstanding with a fair value of $92,654 and $87,935, respectively, included in other liabilities.

(8) Loans Receivable

Loans receivable are summarized as follows:

		September 30	
		2004	2003
1-4 family residential real estate mortgage	$	142,249,868	133,305,460
Commercial real estate		119,618,117	111,188,786
Commercial		20,628,156	21,633,914
Real estate construction		34,834,682	26,530,498
Consumer and other		19,579,417	19,672,561
Undisbursed proceeds of loans in process		(13,363,366)	(12,454,021)
Loans receivable, net of undisbursed proceeds of loans in process		323,546,874	299,877,198
Less:			
Unamortized loan origination fees, net		773,461	544,202
Allowance for loan losses		6,622,597	6,779,576
	$	316,150,816	292,553,420

In addition to the above, the Company was servicing loans primarily for others with aggregate principal balances of $36,877,285, $50,477,309, and $95,879,380 at September 30, 2004, 2003, and 2002, respectively.

Loans to certain executive officers, directors, and their associates totaled $1,496,440 and $418,666 at September 30, 2004 and 2003, respectively. Management believes that such loans were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal credit risk nor present other unfavorable features. The following is a summary of activity during 2004 with respect to such aggregate loans to these individuals and their associates and affiliated companies:

Balance at September 30, 2003	$	418,666
New loans		1,320,500
Repayments		242,726
Balance at September 30, 2004	$	1,496,440

At September 30, 2004 and 2003, the Company had $5,865,057 and $5,123,917, respectively, of nonaccrual loans. The following is a summary of interest income relating to nonaccrual loans for the years ended September 30, 2004, 2003, and 2002.

		2004	2003	2002
Interest income at contractual rates	$	450,906	468,007	262,125
Interest income actually recorded		(206,882)	(331,571)	(213,210)
Reduction of interest income	$	244,024	136,436	48,915

The following is a summary of transactions in the allowance for loan losses:

		2004	2003	2002
Balance at beginning of year	$	6,779,576	5,179,048	5,289,778
Allowance acquired in business combination		—	2,177,369	—
Loans charged off		(650,377)	(1,044,152)	(816,074)
Recoveries on loans previously charged off		463,398	442,311	455,344
Provision for loan losses charged to operations		30,000	25,000	250,000
Balance at end of year	$	6,622,597	6,779,576	5,179,048

At September 30, 2004, 2003, and 2002, pursuant to the definition within SFAS No. 114, the Company had impaired loans of approximately $3,876,000, $2,220,000, and $2,113,000, respectively. There were specific allowances attributable to impaired loans at September 30, 2004, 2003, and 2002 of $22,000, $0, and $0, respectively.

The average recorded investment in impaired loans for the years ended September 30, 2004, 2003, and 2002 was approximately $3,048,000, $2,167,000, and $1,405,000, respectively. Interest income recognized on impaired loans for the years ended September 30, 2004, 2003, and 2002, was not significant.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss, in the event of nonperformance by the customer for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for recorded loans.

A summary of the Company's financial instruments with off-balance sheet risk at September 30, 2004 and 2003 is as follows:

		2004	2003
Financial instruments whose contract amounts represent credit risk – commitments:			
Mortgage loans	$	6,080,537	11,989,625
Open-end consumer loans		9,579,913	8,686,462
Open-end commercial loans		17,143,918	6,087,590
Construction loans		13,363,366	12,454,021
Total commitments	$	46,167,734	39,217,698

The Company was also committed to sell loans of approximately $431,537 and $88,500 at September 30, 2004 and 2003, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but consists primarily of residential real estate.

The following summarizes the Company's commitments to fund fixed rate loans at September 30, 2004 and 2003:

		Amount	Range of rates
September 30, 2004	$	1,189,537	5.25-7.00%
September 30, 2003		10,630,150	5.25-7.00%

In the origination of mortgage loans, the Company enters into adjustable interest rate contracts with caps and floors written with the intent of managing its interest rate exposure. Interest rate caps and floors enable customers and the Company to transfer, modify, or reduce their interest rate risk. At September 30, 2004 and 2003, adjustable rate mortgage loans with interest rate caps and floors amounted to $49,317,000 and $55,819,000, respectively.

(9) Real Estate Owned

At September 30, 2004 and 2003, real estate owned is summarized as follows:

		2004	2003
Real estate acquired through foreclosure	$	452,671	683,577

(10) Accrued Interest and Dividends Receivable

At September 30, 2004 and 2003, accrued interest and dividends receivable are summarized as follows:

		2004	2003
Loans	$	1,389,502	1,405,339
Mortgage-backed securities and collateralized mortgage obligations		1,335,026	1,405,408
Investment securities		151,945	280,125
Other		127,751	109,240
	$	3,004,224	3,200,112

(11) Premises and Equipment

Premises and equipment at September 30, 2004 and 2003 is summarized as follows:

		2004	2003
Land	$	4,830,576	3,601,947
Buildings and improvements		6,663,305	6,890,774
Furniture, fixtures, and equipment		3,077,600	3,910,989
Construction in progress		1,132,412	335,400
		15,703,893	14,739,110
Less accumulated depreciation		4,508,123	5,356,216
	$	11,195,770	9,382,894

(12) Mortgage Servicing Rights

Activity in mortgage servicing rights (which are included in other assets) for the years ended September 30, 2004, 2003, and 2002 consists of the following:

		2004	2003	2002
Balance at beginning of year	$	263,222	591,900	815,984
Capitalized during the year		—	—	5,795
Amortization expense		(150,930)	(328,678)	(229,879)
Balance at end of year	$	112,292	263,222	591,900

There was no valuation allowance at September 30, 2004, 2003, and 2002.

(13) Investment in Limited Partnership

During 1997, the Company purchased an interest in a limited partnership, which was formed to acquire mortgage servicing rights, for $5,000,000. The Company was allocated approximately 21% of the respective earnings or losses of this partnership. As discussed in note 1, the Company used the equity method of accounting for its investment in this limited partnership. Accordingly, the Company recognized equity in the net losses of the limited partnership of $106,746 during 2003 and $564,164 during 2002. At September 30, 2004 and 2003, the Company's carrying value in this investment was zero.

Financial information (unaudited), including the balance sheet as of September 30, 2003 and the income statements for the years ended September 30, 2003 and 2002 for the partnership, was as follows:

		2003
Cash	$	466,646
Accounts receivable		1,278,471
Mortgage servicing rights, net		604,385
Other assets, primarily current		720,498
	$	3,070,000
Long-term debt	$	3,070,000
Other liabilities		—
Partners' capital:		
CharterBank		—
Other partners		—
	$	3,070,000

		Years ended September 30	
		2003	2002
Revenues	$	597,566	2,097,144
Expenses		1,115,122	4,832,485
Net loss	$	(517,556)	(2,735,341)
CharterBank's equity in net loss	$	(106,746)	(564,164)

(14) Deposits

At September 30, 2004 and 2003, deposits are summarized as follows:

	2004			2003		
	Amount	Range of interest rates	Weighted average interest rate	Amount	Range of interest rates	Weighted average interest rate
Demand, NOW, and money market accounts	$ 114,369,765	0.00-2.00%	0.90%	$ 84,126,615	0.00-1.64%	0.58%
Savings deposits	14,979,726	0.25-4.50	0.25	15,419,473	0.00-4.50	0.30
Time deposits by original term:						
Time deposits over $100,000	36,555,804	0.00-8.25	3.04	46,220,957	0.96-8.00	3.04
Other time deposits:						
12 months or less	78,335,634	1.01-8.00	2.37	96,191,722	0.84-7.50	2.32
13-36 months	26,260,787	1.21-7.13	3.46	27,809,364	1.05-8.00	3.80
37 months or more	9,072,993	1.65-6.97	3.73	9,617,577	1.20-5.54	4.29
Total deposits	279,574,709		1.85%	279,385,708		1.95%
Accrued interest payable	410,963			502,606		
	$ 279,985,672			$ 279,888,314		

During 2004 and 2003, the Company pursued out of market time deposits from various credit unions and/or brokers as a source of funds. The balance of the credit union deposits was $34,111,447 and $42,180,547 and of the broker deposits was $100,000 and $7,556,601 at

September 30, 2004 and 2003, respectively.

At September 30, 2004, scheduled maturities of time deposits are as follows:

Year ending September 30:		
2005	$	98,256,061
2006		21,457,344
2007		18,417,146
2008		5,734,906
2009		6,109,760
2010 and thereafter		250,001
	$	150,225,218

Interest expense on deposits for the years ended September 30, 2004, 2003, and 2002 is summarized as follows:

		2004	2003	2002
Demand, NOW, and money market accounts	$	836,509	611,164	524,784
Savings deposits		38,681	63,176	79,700
Time deposits		3,910,056	4,932,906	6,221,017
	$	4,785,246	5,607,246	6,825,501

Deposits of certain officers, directors, and their associates totaled $588,828 and $621,331 at September 30, 2004 and 2003, respectively. Management believes that such deposits have substantially the same terms as those for comparable transactions with other persons.

(15) Borrowings

At September 30, 2004 and 2003, borrowings are summarized as follows:

		2004	2003
Federal Home Loan Bank advances	$	292,050,000	267,100,000
Securities sold under agreements to repurchase		100,739,000	121,341,220
	$	392,789,000	388,441,220

Federal Home Loan Bank advances at September 30, 2004 and 2003 are summarized by year of maturity in the table below:

	2004			2003		
Due	Amount	Interest rates	Weighted average rate	Amount	Interest rates	Weighted average rate
Less than one year	$ 40,050,000	2.15%	2.15%	$ 140,100,000	1.30-5.34%	2.40%
One to two years	25,000,000	2.97	2.97	—	—	—
Two to three years	75,000,000	2.62-3.68	3.18	—	—	—
Three to four years	25,000,000	2.87	2.87	—	—	—
Four to five years	—	—	—	—	—	—
Thereafter	127,000,000	5.40-6.22	5.75	127,000,000	5.40-6.22	5.75
	$ 292,050,000		4.11%	$ 267,100,000		3.99%

At September 30, 2004, the Company has pledged, under a blanket floating collateral lien with the Federal Home Loan Bank (FHLB), all stock of the FHLB, certain qualifying first mortgage loans with unpaid principal balances totaling $111,908,793, certain commercial loans with unpaid principal balances totaling $17,686,082, and certain mortgage-backed securities, collateralized mortgage obligations, and investment securities with an aggregate fair value of $233,455,629.

The Company has $40,050,000 in adjustable rate advances and $252,000,000 in fixed rate advances from the FHLB at September 30, 2004. As of September 30, 2004, the Company's fixed rate FHLB advances include $97,000,000 of advances that are callable by the FHLB under certain circumstances.

At September 30, 2004, the Company had available line of credit commitments with the FHLB totaling $373,288,929 of which $292,050,000 was advanced and $81,238,929 was available at September 30, 2004.

The securities sold under agreements to repurchase are secured by certain mortgage-backed securities, collateralized mortgage obligations, and investment securities with an aggregate fair value of $105,774,454 and $150,187,501 at September 30, 2004 and 2003, respectively. All securities sold under the agreements to repurchase are under the Company's control. The repurchase agreements at September 30, 2004 and 2003 have maturities of less than 45 days, and provide for the purchase of identical securities and specify delivery of the underlying securities to an approved custodian. The aggregate carrying amount of such securities sold under the agreements to repurchase exceeded the amount of repurchase liabilities by $5,035,454 at September 30, 2004.

The following summarizes pertinent data related to securities sold under the agreements to repurchase for the years ended September 30, 2004, 2003, and 2002:

	2004	2003	2002
Weighted average borrowing rate at year-end	1.81%	1.26%	2.06%
Weighted average borrowing rate during the year	1.28	1.58	2.21
Average daily balance during year	$ 132,622,831	108,497,899	107,076,110
Maximum month-end balance during the year	150,710,000	133,608,000	158,727,000

Interest expense on borrowings for the years ended September 30, 2004, 2003, and 2002 is summarized as follows:

		2004	2003	2002
Securities sold under agreements to repurchase	$	1,697,549	1,718,641	2,369,757
Federal Home Loan Bank advances		10,585,228	11,479,956	12,649,539
	$	12,282,777	13,198,597	15,019,296

(16) Income Taxes

Income tax expense (benefit) attributable to income from continuing operations for the years ended September 30, 2004, 2003, and 2002 consists of:

		2004	2003	2002
Federal:				
Current	$	1,921,934	6,175	940,638
Deferred		475,495	64,747	(613,127)
Total Federal tax expense		2,397,429	70,922	327,511
State:				
Current		416,883	(174,691)	230,326
Deferred		35,790	186,312	(73,394)
Total state tax expense		452,673	11,621	156,932
	$	2,850,102	82,543	484,443

The difference between the actual total provision for Federal and state income taxes and Federal income taxes computed at the statutory rate of 34% for the years ended September 30, 2004, 2003, and 2002, is summarized as follows:

		2004	2003	2002
Computed "expected" tax expense	$	3,762,909	1,079,105	1,150,757
Increase (decrease) in tax expense resulting from:				
Dividends received deduction		(1,248,374)	(1,012,874)	(799,570)
State income taxes, net of Federal tax effect		298,764	7,670	103,575
Tax-exempt income of subsidiary		—	(109,103)	(108,783)
Change in the deferred tax asset valuation allowance		—	(69,190)	69,190
Market value appreciation of ESOP shares		90,248	117,091	154,776
Other, net		(53,445)	69,844	(85,502)
	$	2,850,102	82,543	484,443

The effective tax rate for the years ended September 30, 2004, 2003, and 2002 was 25.75%, 2.60%, and 14.31%, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of September 30, 2004 and 2003 are presented below:

		2004	2003
Deferred tax assets:			
Allowance for loan losses	$	1,596,956	1,605,909
Interest on nonaccrual loans		96,168	101,785
Deferred compensation		859,564	684,968
Investment in limited partnership		57,513	393,208
Real estate acquired through foreclosure		145,984	170,235
Net operating loss carryforward		—	306,755
Alternative minimum tax credit carryforward		418,401	501,819
Covered calls market adjustment for tax reporting		39,972	—
Other		27,046	96,553
Total gross deferred tax assets		3,241,604	3,861,232
Less valuation allowance		—	—
Net deferred tax assets		3,241,604	3,861,232
Deferred tax liabilities:			
Deferred loan costs, net		480,886	434,891
Depreciation		274,989	128,458
Mortgage servicing rights		42,255	99,050
Investment securities market adjustment for tax reporting		606,310	816,881
Net unrealized holding gains on securities available for sale		113,385,345	90,490,299
Federal Home Loan Bank stock dividends		5,131	11,198
Other		49,349	76,785
Total gross deferred tax liabilities		114,844,265	92,057,562
Net deferred tax liabilities	$	111,602,661	88,196,330

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences at September 30, 2004

(17) Employee Benefits

The Company has a 401(k) Profit Sharing Plan and Trust (Plan) which covers substantially all of its employees. Prior to January 1, 2002, the Company matched up to 50% of employee contributions to the Plan, up to 8% of employee compensation, and made additional discretionary contributions. Effective January 1, 2002, the Company terminated its match of employee contributions to the Plan. The Company made contributions to the Plan of $45,859 in 2002.

During 1996, the Company implemented a short-term incentive plan which covers substantially all employees. The Company also implemented a long-term incentive plan which covers key employees. For the years ended September 30, 2004, 2003, and 2002, the Company expensed $1,427,268, $1,024,324, and $361,066, respectively, related to the incentive plans.

During 2002, the Company adopted the 2001 Stock Option Plan (the 2001 Plan) which allows for stock option awards for up to 396,448 shares of the Company's common stock to eligible directors and key employees of the Company. During 2003, the Company amended the 2001 Plan to allow for stock option awards for up to 707,943 shares. Under the provisions of the 2001 Plan, the option price is determined by a committee of the board of directors at the time of grant and may not be less than 100% of the fair market value of the common stock on the date of grant of such option. When granted, the options vest within five years or upon death, disability, or qualified retirement. All options must be exercised within a ten-year period. The Company may grant either incentive stock options, which qualify for special Federal income tax treatment, or nonqualified stock options, which do not receive such tax treatment.

The following table summarizes activity for shares under option and weighted average exercise price per share:

	Shares	Exercise price/share
Options outstanding – September 30, 2001	—	$ —
Granted in 2002	152,000	29.26
Options outstanding – September 30, 2002	152,000	29.26
Granted in 2003	—	—
Options outstanding – September 30, 2003	152,000	29.26
Options exercised	(1,500)	29.26
Options forfeited	(1,000)	29.26
Granted in 2004	139,250	32.99
Options outstanding – September 30, 2004	288,750	$ 31.06
Options exercisable at end of year – September 30, 2002	—	$ —
Options exercisable at end of year – September 30, 2003	35,200	29.26
Options exercisable at end of year – September 30, 2004	58,300	29.26

The following table summarizes information about the options outstanding at September 30, 2004:

Number outstanding at September 30, 2004	Weighted average remaining contractual life in years	Exercise price per share	Weighted average exercise price per share
149,500	8	$ 29.26	$ 29.26
139,250	10	32.99	32.99
288,750			$ 31.06

The fair value of each option grant is estimated on the date of grant using a minimum value option

price assessment with weighted average assumptions used and estimated fair values for the years ended September 30, 2004 and 2002 as follows:

	2004	2002
Risk-free interest rate	4.34%	3.76%
Dividend yield	6.06%	3.00%
Expected life at date of grant	7 years	7 years
Volatility	22.00%	29.00%
Weighted average grant-date fair value	$ 4.00	$ 7.52

No options were granted during the year ended September 30, 2003.

During 2002, the Company implemented a benefit restoration plan (Benefit Plan) which covers the chief executive officer of the Company and any employees of the Company who are designated as eligible to participate in the Benefit Plan by resolution of the board of directors of the Company. The Benefit Plan restores the benefits in tax-qualified plans that are limited by the Internal Revenue Code. Also, in the case of a participant who retires before the repayment in full of a loan to the Employee Stock Ownership Plan, the restorative payments include a payment in lieu of the shares that would have been allocated if employment had continued through the full term of the loan. The participant in the Benefit Plan is entitled to contributions to the Benefit Plan upon termination of service, attainment of age 55, retirement or death. The Company expensed $97,664, $62,949, and $137,894 related to the Benefit Plan during the years ended September 30, 2004, 2003, and 2002, respectively.

During 2002, the Company implemented the 2001 Recognition and Retention Plan (Retention Plan). During 2003, the Company amended the Retention Plan to allow for restricted stock awards for up to 283,177 awards. The Company has established a grantor trust to purchase these common shares of the Company on the open market or in private transactions. The grantor trust will not purchase previously authorized but unissued common shares from the Company and is not authorized to purchase more than 283,177 shares of common stock of the Company.

In July 2002, the Company granted as restricted stock awards 133,240 shares. Such common shares had a fair value of $27.60 per share at date of grant which aggregated $3,678,445 in fair value. Vesting in the shares in the 2002 grant is 20% per year for each year of service with full vesting after five years of service or upon death, disability, or qualified retirement. In July 2004, the Company granted as restricted stock awards 77,598 shares of the 283,177 shares reserved for the plan to eligible employees and directors of the Company, as defined by the Retention Plan. Such common shares had a fair value of $32.99 per share at date of grant which aggregated $2,559,958 in fair value. Vesting in the shares in the 2004 grant is at years 2008 through 2013 or upon death, disability, or qualified retirement.

The Company expensed $1,054,738, $1,637,177, and $433,283 related to the Retention Plan during the years ended September 30, 2004, 2003, and 2002, respectively, and will continue to record compensation over the vesting period. As of September 30, 2004 and 2003, the grantor trust had purchased all of the stock approved for the Plan and the trust holds 227,031 shares of the Company's common stock which are disclosed as treasury shares in the consolidated balance sheet until such shares are vested in the Retention Plan.

During 2002, the Company implemented the Employee Stock Ownership Plan (ESOP) which covers substantially all of its employees. During the stock offering of the Company, the ESOP trust

borrowed $3,171,580 from the Company to purchase 317,158 shares for allocation under the ESOP. The loan to the ESOP is reflected as unearned compensation in stockholders' equity. As the Company receives principal payments on the loan, shares are released for allocation to participants in the ESOP and unearned compensation is reduced. Shares of the Company are freed for allocation to participants in the ESOP based on the principal and interest allocation method. Vesting in the shares of the ESOP occurs after five years of service. Participants in the ESOP may receive a distribution equal to the value of their account upon retirement, death, disability, termination of employment, or termination of the ESOP. The Company records compensation expense associated with the ESOP based on the average market price of the total shares committed to be released during the year as well as the dividends declared on the unallocated shares. The Company expensed $439,999, $675,701, and $1,021,461 related to the ESOP during the years ended September 30, 2004, 2003, and 2002, respectively. The Company committed to be allocated 16,500 shares, 17,000 shares, and 33,704 shares to participants in the plan during the years ended September 30, 2004, 2003, and 2002, respectively. At September 30, 2004, there were 4,945 shares in suspense in the ESOP, representing shares which were not allocated to participants resulting from additional principal payments made by the Company over the principal amount determined under the principal and interest allocation method.

(18) Commitments and Contingent Liabilities

In the normal course of business, the Company is party (both as plaintiff and defendant) to certain matters of litigation. In the opinion of management and counsel, none of these matters should have a material adverse effect on the Company's financial position or results of operations.

Future minimum lease payments for all leases of the Company are as follows:

2005	$	83,620
2006		47,361
2007		44,292
2008		36,910
2009		—
	$	212,183

(19) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

(a) Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

(b) Investments and Mortgage-Backed Securities and Collateralized Mortgage Obligations Available for Sale

The fair value of investments and mortgage-backed securities and collateralized mortgage obligations available for sale is estimated based on bid quotations received from securities dealers. The Federal Home Loan Bank stock is considered a restricted stock and is carried at cost which approximates its fair value.

The following table presents the fair value at September 30, 2004 and 2003:

	2004	2003
Freddie Mac common stock	$ 300,430,200	242,904,000
U.S. Government agencies	22,156,750	12,892,135
Corporate debt	—	8,736,468
Mortgage-backed securities and collateralized mortgage obligations	378,356,607	394,432,288
Federal Home Loan Bank stock	14,842,500	13,610,000
	$ 715,786,057	672,574,891

(c) *Loans Receivable*

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit risk inherent in the loan. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of the current economic and lending conditions.

Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

The following table presents information for loans at September 30, 2004 and 2003:

	2004		2003	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
1-4 family residential real estate	$ 142,249,868	143,363,299	133,305,460	134,808,908
Commercial real estate	119,618,117	120,011,966	111,188,786	113,267,706
Commercial	20,628,156	20,611,295	21,633,914	21,700,390
Real estate construction	21,471,316	21,440,029	14,076,477	14,101,548
Consumer and other	19,579,417	19,603,789	19,672,561	19,823,050
Unamortized loan origination fees, net	(773,461)	(773,461)	(544,202)	(544,202)
Allowance for loan losses	(6,622,597)	(6,622,597)	(6,779,576)	(6,779,576)
	$ 316,150,816	317,634,320	292,553,420	296,377,824
Loans held for sale	$ 2,077,510	2,125,463	2,026,261	2,058,892

(d) *Mortgage Servicing Rights*

The fair value of mortgage servicing rights approximates its carrying value due to the Company's evaluation of the underlying loan portfolio and subsequent adjustment for loan prepayments and

other market conditions.

(e) ***Deposits***

Under SFAS No. 107, the fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings, NOW accounts, and money market and checking accounts, is equal to the amount payable on demand as of September 30, 2004 and 2003. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The following table presents information for deposits at September 30, 2004 and 2003:

	2004		2003	
	Carrying amount	**Estimated fair value**	**Carrying amount**	**Estimated fair value**
Demand, NOW, and money market accounts	$ 114,369,765	114,369,765	84,126,615	84,126,615
Savings deposits	14,979,726	14,979,726	15,419,473	15,419,473
Time deposits	150,225,218	151,430,153	179,839,620	182,985,178
	$ 279,574,709	280,779,644	279,385,708	282,531,266

(f) ***Borrowings***

The fair value of the Company's borrowings is estimated based on the discounted value of contractual cash flows. The discount rate is estimated using rates quoted for the same or similar issues or the current rates offered to the Company for debt of the same remaining maturities. The following presents information for borrowings at September 30, 2004 and 2003:

	2004		2003	
	Carrying amount	**Estimated fair value**	**Carrying amount**	**Estimated fair value**
Federal Home Loan Bank advances	$ 292,050,000	305,639,871	267,100,000	284,688,977
Securities sold under agreements to repurchase	100,739,000	100,739,000	121,341,220	121,341,220
	$ 392,789,000	406,378,871	388,441,220	406,030,197

(g) ***Accrued Interest and Dividends Receivable and Payable***

The carrying amount of accrued interest and dividends receivable on loans and investments and payable on borrowings and deposits approximate their fair values.

(h) ***Commitments***

The fair value of commitments to extend credit to fund home equity, real estate construction, and real estate mortgage loans is immaterial because the underlying interest rates on such commitments approximate market rates.

(i) ***Derivatives***

The fair value of the outstanding covered call options is determined by the Company based on the current market price of the option.

(j) ***Limitations***

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax liabilities and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

(20) Regulatory Matters

The Company is required to maintain non-interest-bearing cash reserve balances. The aggregate average cash reserve balances maintained at September 30, 2004 and 2003 to satisfy the regulatory requirement were $3,307,000 and $1,942,400, respectively.

Under Office of Thrift Supervision regulations, the Company is required to measure its interest rate risk and maintain the interest rate risk within limits the Company establishes. Based on its asset/liability structure at September 30, 2004, the Company's earnings may be negatively impacted if interest rates increase or decrease significantly.

Under provisions of the Financial Institutions Reform, Recovery, and Enforcement Act (FIRREA) of 1989, the Company is required to meet certain core, tangible, and risk-based capital ratios. The regulations require institutions to have a minimum regulatory tangible capital ratio equal to 1.5% of total assets, a minimum 3% core capital ratio, and 8% risk-based capital ratio.

The Federal Deposit Insurance Corporation Improvement Act (FDICIA) was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the Federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting, and operations.

The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Institutions categorized as "undercapitalized" or worse are subject to certain restrictions, including the requirement to file a capital plan with its primary Federal regulator, prohibitions on the payment of dividends and management fees, restrictions on executive compensation, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution either by its primary Federal regulator or by the FDIC, including requirements to raise additional capital, sell assets, or sell the entire institution. Once an institution becomes "critically undercapitalized," it must generally be placed in receivership or conservatorship within 90 days.

To be considered "adequately capitalized," an institution must generally have a leverage ratio of at least 4%, a Tier 1 risk-based capital ratio of at least 4%, and a total risk-based capital ratio of at least 8%. An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio of 2% or less.

As of September 30, 2004, the most recent notification from the OTS categorized CharterBank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, CharterBank must maintain minimum total risk-based, Tier 1 risk-based and core/leverage ratios as set forth in the following table. Management is not aware of the existence of any conditions or events occurring subsequent to September 30, 2004 which would affect CharterBank's well-capitalized classification.

The table of compliance with minimum capital requirements for CharterBank is presented below at September 30, 2004 and 2003 (in thousands):

		2004			
		Tangible capital	Core/ leverage capital	Tier I risk-based capital	Total risk-based capital
Total equity	$	178,138	178,138	178,138	178,138
General valuation allowances		—	—	—	6,372
Allowable unrealized gains		—	—	—	65,936
Goodwill and other intangible assets		(5,954)	(5,954)	(5,954)	(5,954)
Accumulated other comprehensive income		(99,876)	(99,876)	(99,876)	(99,876)
Regulatory capital	$	72,308	72,308	72,308	144,616
Total assets	$	933,228	933,228	933,228	933,228
Regulatory total assets		764,610	764,610		
Risk-weighted assets				509,668	509,668
Capital ratio		9.46%	9.46%	14.19%	28.37%
Regulatory capital category:					
Adequately capitalized or minimum FIRREA requirement equal to or greater than		1.50%	3.00%	N/A	8.00%
Capital exceeding requirement	$	60,839	49,370	N/A	103,843
Adequately capitalized or minimum FDICIA requirement equal to or greater than		N/A	4.00%	4.00%	8.00%
Capital exceeding requirement		N/A	$ 41,724	51,921	103,843
Well capitalized, equal to or greater than		N/A	5.00%	6.00%	10.00%
Capital exceeding requirement		N/A	$ 34,077	41,728	93,649

	2003			
	Tangible capital	Core/ leverage capital	Tier I risk-based capital	Total risk-based capital
Total equity	$ 151,127	151,127	151,127	151,127
General valuation allowances	—	—	—	6,016
Allowable unrealized gains	—	—	—	58,592
Goodwill and other intangible assets	(6,168)	(6,168)	(6,168)	(6,168)
Accumulated other comprehensive income	(78,602)	(78,602)	(78,602)	(78,602)
Regulatory capital	$ 66,357	66,357	66,357	130,965
Total assets	$ 889,640	889,640	889,640	889,640
Regulatory total assets	755,456	755,456		
Risk-weighted assets			480,902	480,902
Capital ratio	8.78%	8.78%	13.80%	27.23%
Regulatory capital category:				
Adequately capitalized or minimum FIRREA requirement equal to or greater than	1.50%	3.00%	N/A	8.00%
Capital exceeding requirement	$ 55,025	43,693	N/A	92,493
Adequately capitalized or minimum FDICIA requirement equal to or greater than	N/A	4.00%	4.00%	8.00%
Capital exceeding requirement	N/A	$ 36,139	47,121	92,493
Well capitalized, equal to or greater than	N/A	5.00%	6.00%	10.00%
Capital exceeding requirement	N/A	$ 28,584	37,503	82,875

(21) Related Parties

During the years ended September 30, 2004, 2003, and 2002, the Company paid approximately $157,000, $111,000, and $140,000, respectively, in legal fees in the normal course of business to a law firm in which a partner is related to two board members.

The Company currently leases a branch facility and parking lot. The leases are from a partnership in which a Company executive and other related parties are partners. The facility lease expires July 31, 2008. The parking lot lease is presently being paid month-to-month. During each of the years ended September 30, 2004, 2003, and 2002, lease expense relating to these leases was $50,297.

(22) Condensed Financial Statements of Charter Financial Corporation (Parent Only)

The following represents Parent Company only condensed financial information of Charter Financial Corporation:

Condensed Balance Sheets

		September 30	
Assets		**2004**	**2003**
Cash	$	10,537,683	9,984,913
Interest-bearing deposits in other banks		708,506	586,608
Freddie Mac common stock		107,646,000	88,209,750
Investment in subsidiaries		195,781,600	165,194,160
Other assets		242,958	975,445
	$	314,916,747	264,950,876
Liabilities and Stockholders' Equity			
Liabilities:			
Accrued expenses	$	2,104,817	1,763,001
Deferred income taxes		40,311,693	32,828,793
Total liabilities		42,416,510	34,591,794
Stockholders' equity:			
Common stock, $0.01 par value; 19,823,905 and 19,822,405 shares issued in 2004 and 2003, respectively; 19,596,874 and 19,569,676 shares outstanding in 2004 and 2003, respectively		198,239	198,224
Additional paid-in capital		37,831,575	37,491,011
Treasury stock, at cost; 227,031 and 252,729 shares in 2004 and 2003, respectively		(7,059,824)	(7,836,234)
Unearned compensation – ESOP		(2,454,940)	(2,624,940)
Retained earnings		63,626,113	59,190,493
Accumulated other comprehensive income		180,359,074	143,940,528
Total stockholders' equity		272,500,237	230,359,082
	$	314,916,747	264,950,876

Condensed Statements of Income

	Years ended September 30		
	2004	2003	2002
Income:			
Interest income	$ 288,989	308,107	298,874
Dividend income	1,929,930	1,700,000	1,462,616
Dividend received from Bank	—	2,500,000	—
Gain on sale of Freddie Mac common stock	2,113,336	773,368	—
Write-off of investment	(200,000)	—	—
Other income	118,929	51,975	463
Total operating income	4,251,184	5,333,450	1,761,953
Expenses:			
Salaries and employee benefits	730,481	643,789	333,584
Occupancy	16,819	16,929	14,925
Legal and professional	224,387	294,190	320,798
Marketing	152,600	166,631	51,641
Other	37,465	71,534	46,347
Total operating expenses	1,161,752	1,193,073	767,295
Income before income taxes	3,089,432	4,140,377	994,658
Income tax expense	655,755	169,882	112,555
Income before equity in undistributed net income of subsidiaries	2,433,677	3,970,495	882,103
Equity in undistributed net income (distributions in excess of net income) of subsidiaries	5,783,599	(879,201)	2,018,032
Net income	$ 8,217,276	3,091,294	2,900,135

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Sepemer 30, 2004 and 2003

Condensed Statements of Cash Flows

	Years ended September 30		
	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 8,217,276	3,091,294	2,900,135
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of Freddie Mac common stock	(2,113,336)	(773,368)	—
Deferred tax benefit	(47,582)	(233,834)	(85,812)
(Equity in undistributed net income) distributions in excess of net income of subsidiaries	(5,783,599)	879,201	(2,018,032)
Allocation of ESOP common stock	170,000	39,599	507,041
Decrease (increase) in other assets	732,487	(616,162)	(359,283)
Increase in other liabilities	1,051,081	1,813,887	789,479
Net cash provided by operating activities	2,226,327	4,200,617	1,733,528
Cash flows from investing activities:			
Proceeds from the sale of Freddie Mac common stock	2,186,107	804,555	—
Proceeds of common stock investment in subsidiary	—	—	(18,609,699)
Net cash (used in) provided by investing activities	2,186,107	804,555	(18,609,699)
Cash flows from financing activities:			
Stock options exercised	43,890	—	—
Issuance of common stock in stock offering	—	—	34,047,819
Purchase of common stock for treasury	—	(8,716,146)	(29,930)
Dividends paid	(3,781,656)	(2,125,525)	(733,698)
Net cash (used in) provided by financing activities	(3,737,766)	(10,841,671)	33,284,191
Net increase (decrease) in cash	674,668	(5,836,499)	16,408,020
Cash and cash equivalents at beginning of period	10,571,521	16,408,020	—
Cash and cash equivalents at end of period	$ 11,246,189	10,571,521	16,408,020
Supplemental disclosures of cash flow information:			
Income taxes paid	$ 714,681	322,150	147,500
Capital contribution from parent in the form of net assets	—	—	236,915,825
Grant of common stock under stock benefit plans	709,265	840,365	—

The OTS imposes various restrictions or requirements on CharterBank's ability to make capital distributions, including cash dividends. A savings bank that is the subsidiary of a savings and loan holding company must file an application or a notice with the OTS at least 30 days before making a capital distribution. CharterBank must file an application for prior approval if the total amount of its capital distributions, including the proposed distribution, for the applicable calendar year would exceed an amount equal to CharterBank's net income for that year plus CharterBank's retained net income for the previous two years. The OTS may disapprove a notice or application if: (a) CharterBank would be undercapitalized following the distribution; (b) the proposed capital distribution raises safety and soundness concerns; or (c) the capital distribution would violate a prohibition contained in any statute, regulation, or agreement. Based on the aforementioned limitation on capital distributions, substantially all of Charter Financial Corporation's investment in CharterBank was restricted from transfer by CharterBank to Charter Financial Corporation in the form of dividends.

(23) Comprehensive Income (Loss)

Comprehensive income (loss) includes net income and other comprehensive income (loss) which includes the effect of unrealized holding gains (losses) on investment and mortgage securities available for sale in stockholders' equity. The following table sets forth the amounts of other comprehensive income (loss) included in stockholders' equity along with the related tax effect for the years ended September 30, 2004, 2003, and 2002.

	Pretax amount	Tax effect	After tax amount
2004:			
Net unrealized holding gains on investment and mortgage securities available for sale arising during the year	$ 61,542,189	(23,755,285)	37,786,904
Less reclassification adjustment for net gains realized in net income	2,228,597	(860,239)	1,368,358
Other comprehensive income	$ 59,313,592	(22,895,046)	36,418,546
2003:			
Net unrealized holding losses on investment and mortgage securities available for sale arising during the year	$ (18,696,407)	7,216,813	(11,479,594)
Less reclassification adjustment for net gains realized in net income	880,406	(339,837)	540,569
Other comprehensive loss	$ (19,576,813)	7,556,650	(12,020,163)
2002:			
Net unrealized holding losses on investment and mortgage securities available for sale arising during the year	$ (41,364,833)	15,966,825	(25,398,008)
Less reclassification adjustment for net losses realized in net income	(816,223)	315,062	(501,161)
Other comprehensive loss	$ (40,548,610)	15,651,763	(24,896,847)

(24) Condensed Balance Sheet of First Charter, MHC

The following represents the condensed balance sheets of First Charter, MHC:

		September 30	
		2004	2003
Assets:			
Cash and cash equivalents	$	196,957	325,947
Freddie Mac common stock		26,096,000	20,940,000
Investment in Charter Financial Corporation		218,000,189	184,287,266
Other assets		3,128	2,667
Total assets	$	244,296,274	205,555,880
Liabilities:			
Deferred income taxes	$	9,853,197	7,862,971
Other liabilities		46,389	57,255
Total liabilities		9,899,586	7,920,226
Equity:			
Contributed capital		11,600,381	10,570,790
Retained earnings		62,835,829	59,405,006
Accumulated other comprehensive income		159,960,478	127,659,858
Total equity		234,396,688	197,635,654
Total liabilities and equity	$	244,296,274	205,555,880

FORWARD LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" which may be identified by the use of such words as "believe," "expect," "anticipate," "should," "planned," "estimated," and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition and results of operation and business that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to:

general and local economic conditions;

changes in interest rates, deposit flows, demand for mortgages and other loans, real estate values, and competition;

the ability of our customers to make loan payments;

the performance of Freddie Mac common stock price and the level of dividends received;

changes in accounting principles, policies, or guidelines;

changes in legislation or regulation; and

other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products, and services.

Any or all of our forward-looking statements in this Annual Report on and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or known or unknown risks and uncertainties. Consequently, no forward-looking statements can be guaranteed. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

KPMG

KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

Report of Independent Registered Public Accounting Firm

The Board of Directors
Charter Financial Corporation:

We have audited the accompanying consolidated balance sheets of Charter Financial Corporation and subsidiaries (the Company) as of September 30, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended September 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Charter Financial Corporation and subsidiaries as of September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2004, in conformity with United States generally accepted accounting principles.

KPMG LLP

Atlanta, Georgia
November 12, 2004

STOCKHOLDER INFORMATION

Market under the symbol "CHFN." First Charter, MHC, owns 15,857,924 shares, or 80% of our outstanding common stock. At September 30, 2004, there were 19,596,874 shares of common stock issued and outstanding, and there were approximately 275 holders of record. The price range for our common stock for the period from October 1, 2002, to September 30, 2004, based on daily closing prices, and the amounts of dividends we paid during that period, are set forth in the following table.

Period	High	Low	Dividends Paid
October 1, 2002- December 31, 2002	$31.23	$26.20	$0.10 per share
January 1, 2003- March 31, 2003	$31.42	$29.59	$0.10 per share
April 1, 2003- June 30, 2003	$32.12	$26.08	$0.20 per share
July 1, 2003- September 30, 2003	$31.65	$28.76	$0.20 per share
October 1, 2003- December 31, 2003	$38.00	$30.01	$0.20 per share
January 1, 2004- March 31, 2004	$40.75	$37.13	$0.40 per share
April 1, 2004- June 30, 2004	$39.54	$31.98	$0.25 per share
July 1, 2004- September 30, 2004	$36.70	$31.20	$0.25 per share

The stock price information set forth above has been provided by Bloomberg. High, low, and closing prices and daily trading volumes are reported in most major newspapers.

During the years ended September 30, 2003, and September 30, 2004, we have paid dividends in the amounts set forth in the table above. The payment of future dividends will be subject to determination by our board of directors, which will take into account, among other factors, our financial condition, results of operations, tax considerations, industry standards, economic conditions and regulatory restrictions that affect the payment of dividends by CharterBank to Charter Financial. We cannot guarantee that we will not reduce or eliminate dividends in the future.

When Charter Financial pays dividends to its stockholders, it is required to pay dividends to First Charter, MHC, unless First Charter, MHC, elects to waive dividends. To date, First Charter, MHC, has waived dividends paid by Charter Financial. Any decision to waive dividends will be subject to regulatory approval.

Charter Financial is not subject to OTS regulatory restrictions on the payment of dividends. Our ability to pay dividends in the future depends on cash at Charter Financial and income at Charter Financial, including premiums on covered calls and exercises of covered calls on Freddie Mac common stock. It also depends on the amount of funds available from CharterBank. CharterBank must provide the OTS with 30 days notice of its intention to make a capital distribution to Charter Financial. OTS regulations may also limit, in certain circumstances, CharterBank's ability to make capital distributions. CharterBank made a dividend distribution to Charter Financial in September, 2003, of $2.5 million, which was approved by the OTS.

Investor Relations
Investor Relations
Charter Financial Corporation
PO Box 472
West Point, GA 31833

www.charterbank.net
(706)645-3202

Independent Accountants
KPMG LLP
303 Peachtree St. NE
Suite 2000
Atlanta, GA 30308

www.kpmg.com

Stock Transfer Agent
American Stock Transfer
59 Maiden Lane
Plaza Level
New York, NY 10038

www.amstock.com
(800)937-5449

Facility Locations

Charter Financial
CORPORATION

Charter
BANK
Solid Solutions We're Building Together



ALABAMA
GEORGIA

GEORGIA

Newnan
Loan Production Office
2959 Highway 154
Building C, Suite D
770.502.9840

St. Marys
Loan Production Office
217 Osborne Street
912.882.4990

LaGrange
Full Service Branch
300 Church Street
706.884.2666

West Point
Main Office
600 Third Ave.
706.645.1391

ALABAMA

Monroeville
Loan Production Office
27 North Mt. Plesant Ave.
334.575.5446

Auburn
Full Service Branch
1605 East University Drive
334.887.2212

Full Service Branch
2320 Moores Mill Road
Suite 600
334.501.8604

Opelika
Full Service Branch
3702 Pepperell Parkway
334.749.4412

Full Service Branch
114 South 7th Street
334.749.0266

Phenix City
Loan Production Office
1212 Seventh Ave.
Suite C
334.448.0020

Valley
Full Service Branch
3500 20th Ave.
706.645.1391

Full Service Branch
91 River Road
706.645.1391

Charter Financial
CORPORATION

CharterBank

600 Third Avenue
West Point, Georgia 31833
706-645-1391

www.charterbank.net
Nasdaq: CHFN